Exhibit 99.2

FOTOGRAFÍA COLOR INDEPENDENT MARKET CONSULTANT REPORT Market and traffic forecast – Final Report August 16th, 2021

2 Disclaimer – This report has been prepared by Indra Consultoria de Negocio Brasil Ltda (“ALG”, “we”, or derivatives) specifically for and under the instructions and requirements of Puerta del Sur S.A.(our “Client”) under an Agreement dated 14/06/2021 in connection with Project “ASISTENCIA TÉCNICA PARA LA ELABORACIÓN DE LAS PREVISIONES DE DEMANDA DEL AEROPUERTO DE MONTEVIDEO-CARRASCO”. – This report is furnished for informational use only by third parties save as otherwise agreed with such third party in a fully executed reliance letter in the form provided in our Agreement. Accordingly, we do not in any circumstances accept any duty, responsibility or liability of whatever nature (including negligence) to any third party whatsoever (including retail investors whether by bond issue or otherwise) who has relied on this report in circumstances where they and we have not signed a reliance letter. Instead, any third-party recipients of our report for informational purposes should conduct their own independent review or investigation as to the content of the report and should independently satisfy themselves as to same. – In preparing this report we have relied on information provided by others and we do not accept responsibility for the content, including the accuracy and completeness, of such information. In no circumstances do we accept liability in relation to information provided by others. Further, ALG makes no warranty, expressed or implied with respect to the use of any information or methods disclosed in this report and assumes no liability with respect to the use of any information or methods disclosed in this report. – This report may include statements that are, or may be deemed to be, “forward-looking statements or projections”. These forward-looking statements or projections can be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “plans”, “anticipates”, “targets”, “aims”, “continues”, “projects”, “assumes”, “expects”, “intends”, “may, “will”, “would” or “should”, or, in each case, their negative or other variations or comparable terminology. These “forward-looking statements or projections” include all matters that are not historical and are based upon interpretations or assessments of available information at the time of writing. By their very nature, forward-looking statements or projections involve risk and uncertainty because they relate to future events and circumstances. The realization of the prospective financial information is dependent upon the continued validity of the assumptions on which it is based.A number of factors could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements or projections. Actual events frequently do not occur as expected, and the differences may be material. For this reason, we accept no responsibility for the realization of any projection, forecast, opinion or estimate. – Findings are time-sensitive and relevant only to current conditions at the time of writing. We will not be under any obligation to update this report to address changes in facts or circumstances that occur after the date of our report that might materially affect the contents of the report or any of the conclusions set forth therein. – No person other than our Client and any party with whom we have agreed otherwise via a fully executed reliance letter may copy (in whole or in part) this Report without our prior written permission. Any copying or use of this report (in whole or in part) whatsoever shall be accompanied by or incorporate this notice at all times.

3 Glossary Abbreviation Definition ACI Airports Council International ATM Air Traffic Movement - counts as one take-off or one landing BQB BQB (Buquebus) Airlines DINACIA Dirección Nacional de Aviación Civil e Infraestructura Aeronáutica EU European Union FAA Federal Aviation Administration GDP Gross Domestic Product IATA International Air Transport Association ICAO International Civil Aviation Organization LatAm Latin America LCC Low-Cost Carrier NB aircraft Narrow Body aircraft O&D Origin & Destination OAG Official Aviation Guide (Database) Pax Passengers PHP Peak-Hour Passengers PPP Purchasing Power Parities ULCC Ultra Low-Cost Carrier VFR Visiting Friends and Family WB aircraft Wide Body aircraft

4 Objectives of the report – The main objective of this report is to present an overview of the air transport market in Uruguay and, specifically, in Montevideo-Carrasco Airport (MVD) and to describe the methodology used to forecast passengers, cargo, ATMs, and design parameters at MVD –ALG developed three traffic scenarios: Base Case, Downside and Upside, considering differences in the airlines’ strategy, economic development, and COVID recovery

CONTENT Executive Summary Uruguay’s air transport market overview Montevideo airport International traffic Domestic traffic Passengers forecast Cargo forecast ATMs forecast Design parameters forecast Conclusions

CHAPTER 1 Executive Summary Uruguay’s air transport market overview Montevideo airport International traffic Domestic traffic Passengers forecast Cargo forecast ATMs forecast Design parameters forecast Conclusions

Executive Summary

Uruguay air traffic market is driven by economic development and tourism (including VFR travel[1]), mainly to/from neighbouring countries

Drivers of air traffic growth in Uruguay

Extrinsic to the aviation industry

1. Economic development in emerging countries
2. Expansion of middle class with a growing propensity to fly
3. Growing tourist demand and internationalisation

Intrinsic to the aviation industry

4. Progressive air transport liberalisation
5. Development of low-cost business model
6. Strengthening of hub & spoke strategies at LatAm hubs

Economy and population

- Uruguay has the third highest GDP per capita (PPP) in South America, only behind Chile and Argentina
- It experienced a steady annual growth of 2.3% during the last decade ('10-'19) and is expected to grow at 3.6% CAGR between 2020 and 2030
- Uruguay is the only country in the region with a number of visitors similar to its population, stimulated mainly by the proximity to its neighbouring countries
- **Uruguay Credit Rating: Moody's**: BAA2, **S&P**: BBB, **Fitch**: BBB-

Tourism

- Uruguay is dominated by inbound tourism (~60% in 2019) as a leisure/vacation destination, especially during summer season (Dec to Feb/Mar)
- Tourism is highly concentrated in Montevideo (31%), Punta del Este (18%), and *Litoral Termal* (18%), with MVD airport being the main entry point by air for international tourists
- Main touristic markets are neighbouring countries (Argentina (>50%) and Brazil)

Diaspora

- Currently, there are ~633 k Uruguayans living abroad, which represent ~18% of the population of the country
- The diaspora is concentrated in Argentina (21%), Spain (12%), USA (9%), and Brazil (5%)
- The diaspora accounts for ~16% of inbound tourism, representing visits of family and friends in the country

(1) VRF Travel: Visiting Friends and Family travel

7

ALG

8 Drivers of air traffic growth in Uruguay Economic development in emerging countries 1 Expansion of middle class with a growing propensity to fly 2 Growing tourist demand and internationalisation 3 Progressive air transport liberalisation 4 Development of low-cost business model 5 Strengthening of hub & spoke strategies at LatAm hubs 6 Extrinsic to the aviation industry Intrinsic to the aviation industry The bankruptcy of Pluna, the Uruguayan national airline, in 2012 resulted in a loss of connectivity in the country; however, the gap was rapidly filled by other airlines (mainly LATAM and Aerolineas Argentinas) Executive Summary – Participation of LCC in the Uruguayan market is still limited – An increase of LCC market share may lead to an upside potential to traffic growth – Latin American countries are continuously taking steps towards greater liberalisation of their air transport market – Pluna bankruptcy resulted in a reduction of the total number of passengers, as it was the only airline operating MVD as its main hub (almost 37% of connecting traffic in MVD) – However, after Pluna bankruptcy, other players (LATAM, Aerolineas Argentinas) rapidly filled the gap, reinforcing that Origin & Destination (O&D) demand in the country was growing LCC Liberalization Hub and spoke

9 Uruguay’s market overview Executive Summary Air transport in the country is almost exclusively international end-point demand, focused on serving main touristic and VFR international destinations, mostly from neighboring countries (Argentina and Brazil), USA, and Spain Domestic air travel potential is limited due to the country’s size and concentration of the population in Montevideo. Currently, there are no regular domestic routes in Uruguay; however, there is potential for the development of regional routes serving touristic regions, such as the Litoral Termal The cease of Pluna in 2012 resulted in a significant loss of connectivity in the country, mainly due to the loss of the hub positioning of MVD; however, other airlines rapidly filled the gap proving the resilience of O&D demand in the country There is significant potential to develop and stimulate international traffic and new routes through the increase of international tourism in the country (extrinsic factor) and the potential entry of a Low-Cost Carrier (intrinsic factor)

Executive Summary

MVD international traffic overview

MVD international traffic can be split into six market segments that present very different dynamics:

Uruguay-Brazil	Uruguay-Brazil market pair is mainly driven by originated traffic in Uruguay (mainly leisure purposes) and is served by Brazilian airlines (GOL and LATAM)
Uruguay-Argentina	Uruguay-Argentina market pair is the main business passengers' market mostly served via Puente Aérea (routes to/from Aeroparque Airport) by Aerolineas Argentinas; it **remains stagnated due to the Argentinian crisis**
Uruguay-USA	Most of the traffic to/from **USA is originated in Uruguay for leisure purposes**; American Airlines was the only player with direct routes to USA but after the current crisis, the direct route to Miami is expected to be operated by Eastern Airlines
Uruguay-Chile	Uruguay-Chile market pair **experienced a significant stimulation after the entry of the ULCC Sky in the market during 2017-2018**; before its entry, the market was almost a monopoly operated by LATAM. After SKY cancelled its flight, traffic volumes recovered a more organic trend
Uruguay-Spain	Spain is one of the top destinations from Uruguay, driven by **the number of emigrants in the country and leisure purposes** and it is the **main gateway to connect MVD to Europe through MAD hub** (operated by Iberia and AirEuropa)
Uruguay-Others	Other destinations include mainly other Latin American countries (Peru, Paraguay, Colombia, Mexico...) and are driven by leisure Uruguayan travelers

Main destinations (Brazil, Argentina, USA, Chile, Spain...) are more mature and well-stablished markets, expected to grow at smoother rates; other Latin America countries and destinations are expected to be more dynamic, as they are less consolidated destinations and touristic developing markets

10

ALG

11 The forecasting methodology used captures the different COVID-19 impacts (business, crisis, confidence, airlines’ strategy…) in the short term and reflects the various market segments dynamics in the long term Short-term adjustment and estimation of post-COVID traffic recovery – Based on historical data from CAAP and OAG Database – O&D Int Forecast: ▪ Linear regression from 2004 to 2019, excluding the years affected by the entry, expansion, or bankruptcy of airlines ▪ Linear regressions are applied to six market segments, which present different dynamics ▪ Combinations of international GDPs for each market segment are considered the main descriptive variables – Connections forecast: ▪ Connections do not represent the actual local demand and depend on the airlines' strategy; connections are projected keeping a constant share over the total international traffic in MVD, as registered in 2019 ▪ The development of connections is only considered in the upside scenario – The development of domestic routes to Rivera (RVY) and Salto (STY) is included in the base case as of mid-2024, in line with the expected traffic recovery in 2024 – Short-term adjustment : ▪ From 2020 to 2025, O&D Int demand is estimated considering the reopening of each route operated in MVD and the respective market segment recovery ▪ Traffic rebounds with the economic recovery + 1 year, corresponding to the return of passengers' confidence ▪ The recovery level considers the loss of business passengers (corresponding to 36% of international business pax) – Traffic grows in line with the macroeconomic trend after the recovery point Executive Summary Domestic demand forecast Uruguay- Brazil Uruguay- Argentina Uruguay- USA Uruguay- Chile Uruguay- Spain Uruguay- Others Market segments for the projection of traffic recovery after the COVID-19 crises International demand forecast *Ponte aérea (MVD – AEP) Market share kept constant over the Uruguay-Argentina market Upside and downside scenarios are defined considering differences in the airlines’ strategy, economic development and COVID recovery

12 Period projected through bottom-up analysis The base scenario results in 2.5 Mpax in 2030, while the upside scenario has a surplus of +0.5 Mpax and the downside has a shortage of -0.1 Mpax in the same year Executive Summary Source: Corporacion, OAG, ALG analysis Historic MVD traffic projection (Mpax, 2019-2053) Int-int 2019 connections kept constant during the analysed period for the base and downside scenario – The upside and downside scenarios are defined considering differences in the airlines’ strategy, economic development, and COVID recovery – In the downside scenario, the main risks affecting air traffic demand are economic stagnation and a slower recovery from the COVID-19 crisis – In the upside scenario, the main opportunities for air traffic demand are the entry of a Low- Cost Carrier in MVD and the development of a regional south cone hub – Notice that the potential upsides are more relevant for the airport demand than the impacts of a more pessimistic scenario Transit passengers counted only once CAGR ‘19-’25 CAGR ‘25-’30 CAGR ‘19-’30 CAGR ‘19-’53 ALG Base 1.6% 2.9% 2.2% 2.3% ALG Upside 2.9% 4.6% 3.7% 2.7% ALG Downside 1.0% 2.5% 1.6% 1.8% Corporación América - 3.0% -- 0,4 1,2 1,8 1,9 2,0 2,0 2,1 2,2 2,2 2,3 2,4 2,4 2,5 2,6 2,6 2,7 2,7 2,8 2,8 2,9 2,9 3,0 3,1 3,1 3,2 3,2 3,3 3,4 3,4 3,5 3,6 3,7 3,7 2,0 0,5 0,4 1,2 1,9 2,1 2,2 2,3 2,3 2,4 2,5 2,5 2,6 2,7 2,7 2,8 2,9 3,0 3,0 3,1 3,2 3,2 3,3 3,4 3,5 3,5 3,6 3,7 3,8 3,8 3,9 4,0 4,1 4,2 4,3 0,4 1,5 2,1 2,2 2,4 2,6 2,7 2,8 2,9 3,0 3,1 3,1 3,2 3,3 3,4 3,5 3,6 3,6 3,7 3,8 3,9 4,0 4,1 4,1 4,2 4,3 4,4 4,5 4,6 4,7 4,8 4,9 5,0 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048 2049 2050 2051 2052 2053 Corporacion ALG Base ALG Upside ALG Downside

CHAPTER 2 Executive Summary Uruguay’s air transport market overview Montevideo airport International traffic Domestic traffic Passengers forecast Cargo forecast ATMs forecast Design parameters forecast Conclusions

14 Latin America grew at a CAGR of 5.2% from 2009 to 2019, above world average, despite the economic downturns experienced in some of the countries Uruguay’s air transport market overview Uruguay market remained stable during the last decade, seats capacity grew at a CAGR of 1.4%, below Latin America average Source: OAG (Official Aviation Guide) Database, DINACIA (Dirección Nacional de Aviación Civil e Infraestructura Aeronáutica) CAGR above world average CAGR below world average North America Latin America 5.2% Europe 4.4% Africa 4.2% Middle East 6.8% 7.9% 2.2% South-Pacific 2.9% Central Asia 8.4% Asia (incl. China and India) World average: 5.0% Latin America: 5.2% Brazil 3.4% Colombia 7.7% Argentina 6.1% Peru 11.2% Chile 8.8% Venezuela -8.5% Ecuador -1.7% Arrow direction indicates positive (up) or negative (down) Seat capacity evolution per region (CAGR ‘09-’19) Seats capacity evolution in LatAm (CAGR ‘09-’19) Uruguay 1.4%

Uruguay's air transport market overview

Despite its better economic situation, Uruguay remains one of the smallest air traffic markets in South America

LatAm countries characterization (2019)

	Seats offering (mSeats)	Share of the Main Airline (%)	Main Airline	Population (mHab)	Population CAGR '10-'19	GDP per capita (PPP '000USD)	GDP per capita CAGR '10-'19	Nº of Int'l Visitors (millions)	Int'l Visitors CAGR '10-'19
Argentina	37,2	52%	Aerolíneas Argentinas	44,9	1.1%	23,0	2.7%	7,4	0.9%
Bolivia	8,2	67%	BoA	11,5	1.5%	9,1	6.5%	1,2	6.9%
Brazil	148,6	33%	GOL	211,0	0.8%	15,3	0.8%	6,4	2.3%
Chile	32,7	58%	LATAM	19,0	1.2%	27,0	4.5%	5,4	4.7%
Colombia	53,5	54%	Avianca	50,3	1.2%	16,0	4.5%	4,5	11.5%
Ecuador	9,7	27%	LATAM	17,4	1.6%	11,9	3.0%	2,1	8.1%
Peru	32,8	55%	LATAM	32,5	1.3%	13,4	3.6%	5,3	6.7%
Paraguay	2,0	31%	LATAM	7,0	1.3%	13,2	3.2%	4,4	3.6%
Uruguay	2,8	29%	LATAM	3,5	0.3%	**22,5**	3.3%	3,2	2.8%

Seats offering: ■ Domestic ■ International

Seats offering CAGR '11-'19 (as printed, top to bottom): 5.6%, 7.5%, -0.5%, 7.4%, 7.2%, -1.1%, 7.9%, 8.3%, 4.8%, 0.6% (Uruguay, circled)

Note: Domestic supply at the country level is counted once (airline traffic). (For instance: a domestic flight from São Paulo to Rio de Janeiro is only counted once, while at airport level it would be counted in both airports)
Source: WorldBank, ALG Analysis

- Total seat offering to/from Uruguay has remained stagnated during last decade, after the bankruptcy of its national airline Pluna
- The country size and population is also below other Latin America countries, reducing the need for domestic air transport
- However, it is important to notice that Uruguay is the only country with a number of international visitors similar to **its population, mainly driven by its relations with Argentina and Brazil and the diaspora of the country**

15

ALG

16 Uruguay's airport system has two airports with regular traffic, Montevideo- Carrasco (MVD) and Punta del Este (PDP), and six other smaller regional airports Uruguay’s air transport market overview Uruguay’s airport system Punta del Este - Laguna del Sauce International Airport (PDP) Due to the size of the country and concentration of the population in Montevideo, there are no regular domestic routes in the country Montevideo-Carrasco International Airport (MVD) 0.2 Mpax (2019) -5.4% CAGR 11-19 2.0 Mpax (2019) -1.1% CAGR 11-19 PDP Punta del Este MLZ Cerro Largo DZO Santa Bernardina RVY Rivera STY Salto PDU Paysandu CAR Zagarzazu MVD Montevideo Source: DINACIA, Google Earth

Uruguay's air transport market overview

Macroeconomic developments and aviation industry liberalization are the main factors driving air traffic growth in Latin America

Drivers of air traffic growth in Latin America

Extrinsic to the aviation industry

1. Economic development in emerging countries
2. Expansion of middle class with a growing propensity to fly
3. Growing tourist demand and internationalisation

Intrinsic to the aviation industry

4. Progressive air transport liberalisation
5. Development of low-cost business model
6. Strengthening of hub & spoke strategies at LatAm hubs

- **Economic development** is the main driver for air traffic growth in emerging countries
- Economic growth in emerging countries has translated into the expansion of the **middle class**, which is the main factor contributing to the increase in **propensity to fly**
  - Global middle class is expected to multiply by 2.5 in the next 20 years
- Growing **inbound tourist demand** and internationalisation is the main driver for international traffic
- Latin America is in a consolidation stage regarding **liberalisation**, which is providing economic benefits due to cost reduction and also making a significant impact on the aviation sector
- As **deregulation** occurs and carriers expand beyond national boundaries, the **airline industry's** structure changes
- During the last decade, the development of air transport in LatAm has been encouraged by the development **of new players with lower operating costs** (e.g. Azul[1])
  - However, there is still clear potential for further development of Low-Cost Carriers (LCCs) in the region, as low-cost airlines still have a limited presence compared to other more mature markets

Note 1: Azul is a Brazilian Low-Cost Carrier that started operations in Dec-2008

17

ALG

Uruguay's air transport market overview

Uruguay air traffic market is driven by economic development and tourism (including VFR travel[1]), mainly to/from neighbouring countries

Drivers of air traffic growth in Uruguay

Extrinsic to the aviation industry

1. Economic development in emerging countries
2. Expansion of middle class with a growing propensity to fly
3. Growing tourist demand and internationalisation

Intrinsic to the aviation industry

4. Progressive air transport liberalisation
5. Development of low-cost business model
6. Strengthening of hub & spoke strategies at LatAm hubs

Economy and population

- Uruguay has the third highest GDP per capita (PPP) in South America, only behind Chile and Argentina
- It experienced a steady annual growth of 2.3% during the last decade ('10-'19) and is expected to grow at 3.6% CAGR between 2020 and 2030
- Uruguay is the only country in the region with a number of visitors similar to its population, stimulated mainly by the proximity to its neighbouring countries
- **Uruguay Credit Rating: Moody's**: BAA2, **S&P:** BBB, **Fitch**: BBB-

Tourism

- Uruguay is dominated by inbound tourism (~60% in 2019) as a leisure/vacation destination, especially during summer season (Dec to Feb/Mar)
- Tourism is highly concentrated in Montevideo (31%), Punta del Este (18%), and *Litoral Termal* (18%), with MVD airport being the main entry point by air for international tourists
- Main touristic markets are neighbouring countries (Argentina (>50%) and Brazil)

Diaspora

- Currently, there are ~633 k Uruguayans living abroad, which represent ~18% of the population of the country
- The diaspora is concentrated in Argentina (21%), Spain (12%), USA (9%), and Brazil (5%)
- The diaspora accounts for ~16% of inbound tourism, representing visits of family and friends in the country

[1] VRF Travel: Visiting Friends and Family travel

18

ALG

19 0,4% 4,7% 0,8% 3,0% 3,6% 2,7% 2,4% 3,5% 4,1% 2,3% ARG BOL BRA CHI COL ECU MEX PAR PER URU 7,8% 5,2% 3,6% 4,6% 3,2% 0,4% 1,7% 1,6% 0,5% 0,4% -5,9% 3,8% 2,9% 2,7% 2,6% 2,5% 2,5% 2,4% 2,4% 2,3% 2,3% 2,0% 1,9% 100,0 105,2 108,9 113,9 117,6 118,1 120,0 122,0 122,6 123,0 115,8 120,2 123,6 127,0 130,2 133,5 136,8 140,1 143,4 146,8 150,1 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 ··· 2040 ··· 2050 Uruguayan economy, which grew at a 2.3% CAGR between 2010-19, is expected to recover in 2022 from the crisis originated by the pandemic Uruguay’s air transport market overview – After a decade of accelerated growth driven by the commodity price boom that ended in 2014-15, Uruguay’s economic growth slowed down, resulting in a CAGR of 2.3% for the period 2010-19 – During this decade, the country’s GDP growth was slightly above the average of LatAm – Due to the effects of the pandemic, Uruguay GDP dropped by almost 6% in 2020 – Uruguay’s GDP growth is expected to be 3.8% in 2021 and 2.9% in 2022 – For the next decade 2021-30, annual growth is expected to be 2.5%, after recovering from the current crisis Evolution of Uruguay’s GDP (YoY real, 2010-2050) Region GDP growth GDP comparison of LatAm countries (CAGR ‘10-'19) Source: Oxford Economics, ALG Analysis 2.0% 2.5% 2.3% Stagnation of the local economy

Uruguay's air transport market overview

Tourism is concentrated in Montevideo (31%), Punta del Este (18%), and in the hot springs *(Litoral Termal)* (18%), which is served mainly by Salto Airport (STY)

Share of visitors by destinations



3.2 Mvisitors (2019)
Montevideo 31%
Punta del Este 18%
Litoral Termal 18%
Colonia 9%
Piriápolis 6%
Costa de Rocha 5%
Transit 4%
Others 9%



Concentration of visitors
Artigas
STY Salto
Hot Springs
RVY Rivera
PDU Paysandu
MLZ Cerro Largo
DZO Santa Bernardina
CAR Zagarzazu
Chuy
Colonia del Sacramento
MVD Montevideo
Piriapólis
PDP Punta del Este
Rivera Casino & Resort
Duty
Parque Nacional Santa Teresa
Playa Punta Colorada
Colonia del Sacramento
La Rambla
Playa Blava
Casino Conrad



Termas del Arapey
Termas del Dayman

Source: ALG analysis, Ministerio de Turismo

Currently, only MVD and PDP are served by regular commercial air services, being MVD the main entry point by air for international passengers, which are redirected to the other touristic areas in the country by its land transportation network

20

21 63% 20% 6% 4%4% Leisure/Vacation Visit family/friends Business Transit 2nd residence Others Business 6% Personal motivations 94% – 63% of visitors travel to Uruguay for vacation/leisure, being Montevideo and Punta del Este the main summer destinations for Argentina – Visit family or friends represents 20% of the inbound tourism driven by ~18% of the country’s population living abroad – Business travel represents a small percentage of the total inbound visitors, only 6% of the total, in comparison to 94% of tourists travelling for personal motivations – Inbound tourism grew at a CAGR of 2.1% between 2015 and 2019 (despite of the Argentinian crisis which resulted in a reduction of inbound tourism in 2019), while outbound tourism is recovering and reaching 2015 volumes International tourism in the country remained stable during the last 5 years, despite the Argentinian crises (main tourism originator/receptor) Uruguay’s air transport market overview Source: ALG analysis, Ministerio de Turismo 2.1% CAGR ‘15-’19 Number of outbound/inbound tourists (millions) 2,2 1,7 1,8 1,9 2,2 3,0 3,3 3,9 3,7 3,2 5,2 5,0 5,7 5,7 5,4 2015 2016 2017 2018 2019 -0.2% Motivation of travel Inbound tourism (2019) Inbound Outbound 1.1%

22 16% 54% 15% 5% 2% 3% 5% Inbound arrivals are dominated by neighbouring countries Argentina (54%) and Brazil (15%) and by Uruguayan emigrants (16%) Uruguay’s air transport market overview 3,0 3,3 3,9 3,7 3,2 2015 2016 2017 2018 2019 – Inbound tourism in Uruguay is dominated by neighbouring countries, Brazil and Argentina, representing 69% of the total –A relevant share of inbound tourism accounts from Uruguayans living abroad, representing 16% of the 3.2 visitors in 2019 – The Argentinian crises resulted in a ~18% drop of inbound tourism from Argentina between 2017 and 2019 0.1% Paraguay 0.3% North America 0.01% Others 3.2 million visitors (2019) CAGR ‘15-’19 Number of international visitors (millions) Evolution of inbound tourism in Uruguay Source: ALG analysis, Ministerio de Turismo 2.1% Uruguay Argentina Brazil Europe Chile LatAm Others

23 2,2 1,7 1,8 1,9 2,2 2015 2016 2017 2018 2019 As well as inbound tourism, outbound tourism in Uruguay is concentrated in Argentina (70% of the total) and Brazil (16%) Uruguay’s air transport market overview Source: ALG analysis, Ministerio de Turismo 70% 16% 6% 4% 2% 2% – Argentina is the country that receives more tourists from Uruguay, accounting for 70% of the total outbound tourism – The second most visited country is Brazil, corresponding to 16% of the total, followed by Central and North America – Europe accounts for 4% of the total, demonstrating that Uruguayan tourism is concentrated in neighbouring countries – Outbound tourism experienced steady growth between 2016 and 2019 1.4% Chile 0.6% South America 0.6% Others 2.2 million tourists (2019) CAGR ‘15-’19 Number of international travellers (millions) Evolution of outbound tourism in Uruguay -0.2% CenAm & North America Argentina Brazil Europe Others Paraguay

24 – Argentina remains as the main destination of the majority of emigrants, followed by Spain (12%), USA (9%), and Brazil (5%) – Uruguayan diaspora grew at a CAGR of 5.3% during the last two decades ~47% of the 633 k Uruguayans living abroad are concentrated in 4 countries: Argentina (21%), Spain (12%), USA (9%), and Brazil (5%) Uruguay’s air transport market overview THE DIASPORA OF URUGUAY (633k) REPRESENTS ~18% OF THE COUNTRY’S POPULATION (3.5M) CR Evolution of the Uruguayan diaspora in the world (2000-2019) Source: United Nations – Population Division – Department of Economic and Social Affairs (2019) Spain 20 66 85 74 76 - 26.9% 5.3% -2.8% 0.6% USA 26 38 52 52 56 - 8.1% 6.4% 0.1% 1.9% Brazil 25 25 24 29 32 --0.2% -0.5% 3.8% 3.0% Argentina 113 114 115 133 135 - 0.1% 0.1% 2.9% 0.4% Total 236 299 338 599 633 - 4.9% 2.5% 12.1% 1.4% 2000 2005 2010 2015 2019 CAGR ‘00-’19: 5.3% CAGR (between years shown) Thousand emigrants % Uruguay 2000 2005 2010 2015 2019 2000 2005 2010 2015 2019 2000 2005 2010 2015 2019 2000 2005 2010 2015 2019

25 Drivers of air traffic growth in Uruguay Economic development in emerging countries 1 Expansion of middle class with a growing propensity to fly 2 Growing tourist demand and internationalisation 3 Progressive air transport liberalisation 4 Development of low-cost business model 5 Strengthening of hub & spoke strategies at LatAm hubs 6 Extrinsic to the aviation industry Intrinsic to the aviation industry The bankruptcy of Pluna, the Uruguayan national airline, in 2012 resulted in a loss of connectivity in the country; however, the gap was rapidly filled by other airlines (mainly LATAM and Aerolineas Argentinas) Uruguay’s air transport market overview – Participation of LCC in the Uruguayan market is still limited – An increase of LCC market share may lead to an upside potential to traffic growth – Latin American countries are continuously taking steps towards greater liberalisation of their air transport market – Pluna bankruptcy resulted in a reduction of the total number of passengers, as it was the only airline operating MVD as its main hub (almost 37% of connecting traffic in MVD) – However, after Pluna bankruptcy, other players (LATAM, Aerolineas Argentinas) rapidly filled the gap, reinforcing that Origin & Destination (O&D) demand in the country was growing LCC Liberalization Hub and spoke

26 Uruguay’s air transport market overview Pluna bankruptcy resulted in a reduction of the total number of passengers, as it was the only airline based in MVD with a hub strategy 2,2 1,8 1,5 1,6 1,7 1,9 2,1 2,1 2,0 0,2 0,2 0,2 0,2 0,1 0,1 0,2 0,2 0,2 2,4 2,0 1,6 1,8 1,8 0,3 2,3 2,2 2,1 2011 2012 2013 2014 2015 2016 2017 2018 2019 MVD PDP Evolution of passenger traffic in Uruguay (Mpax) CAGR ‘11-’15 CAGR ‘15-’19 CAGR ‘11-’19 Total -7.2% 4.4% -1.5% MVD -6.4% 4.4% -1.1% PDP -14.4% 4.5% -5.4% 99% 1% 2.1 Mpax (2019) Source: DINACIA, ALG Analysis, OAG Connections Pluna ceased operations 75% 25% 2.0 Mpax (2012) Connections O&D Int O&D Int The drop in the total air passengers traffic from 2011 to 2013 is mainly related to the loss of connections operated in MVD after Pluna ceased operations The stabilization of local economy and the Argentinian crisis (main Market from/to Uruguay) has resulted in a stagnation of air traffic during the last years !

27 However, after Pluna bankruptcy, other players rapidly filled the gap, reinforcing that O&D demand in the country was growing Uruguay’s air transport market overview 29% 19% 12% 8% 6% 5% 5% 4% 4%8% 2.1 Mpax (2019) Others Source: OAG, DINACIA, ALG Analysis Evolution of international seats offering by airlines in Uruguay (Mseats) 0,5 0,5 0,7 0,7 0,8 0,8 0,8 0,9 0,8 0,4 0,3 0,6 0,6 0,6 0,6 0,5 0,5 0,5 0,2 0,3 0,3 0,3 0,3 0,3 0,3 0,3 0,3 0,9 0,8 0,3 0,3 0,5 0,7 0,3 0,4 0,3 0,2 0,2 2,6 2,6 2,5 2,8 2,7 2,9 3,0 3,0 2,8 2011 2012 2013 2014 2015 2016 2017 2018 2019 Latam Aerolineas Argentinas Copa Iberia AA Avianca Air Europa Amaszonas Pluna Others Entry Avianca & Amaszonas Entry Air Europa Pluna ceased operations – Pluna was the national airline of Uruguay based at Carrasco Airport and accounted for 54% of the airport total seats offering, with 66% market share of the route MVD-AEP. With the suspension of services in 2012, BQB and Amaszonas tried to fill the gap, but most of the traffic was capture by LATAM, Aerolineas Argentinas, and Gol – In 2015, BQB, the other regional airline based at MVD and PDP, was rebranded as part of Amaszonas, but remained with a small market share 54% 15% 6% 6% 6% 4% 3% 3% 2.4 Mpax (2011) Others Source: OAG, ALG Analysis

Uruguay's air transport market overview

In 2019, network was focused on serving main touristic and VFR flows to/from Uruguay

International destinations from Uruguay (2019)

Routes from PDP
(weekly frequencies one way, 2019)


Only during summer season
6
2
5
7
3
3
2
2
3
AEP
GRU
EPA*
COR *
SCL *
POA *
ROS *
VCP *
ASU *
Aeroparque
Guarulhos
El Palomar
Córdoba
Santiago
Porto Alegre
Rosario
Viracopos
Asunción

Punta del Este is served by only two routes operating all year long, to Buenos Aires (AEP) and Sao Paulo (GRU), and 7 routes exclusively in the summer season (Dec to Feb/Mar)

Routes from MVD
(weekly frequencies one way, 2019)


39
30
22
20
15
13
11
8
8
7
7
1
AEP
GRU
ASU
SCL
PTY
LIM
MAD
POA
EZE
MIA
GIG
REC
Aeroparque
Guarulhos
Asunción
Santiago
Panamá
Lima
Madrid
Porto Alegre
Ezeiza
Miami
Galeão
Recife

International destinations to/from Uruguay are focused on connecting with other Latin American cities, mainly to/from its neighbouring countries Brazil, Paraguay and Argentina


Routes from MVD
Routes from PDP
Seasonal routes from PDP
Madrid is the only direct route to/from Europe
MIA
PTY
BOG
LIM
MAD
REC
VCP
GIG
GRU
ASU
FLN
POA
COR
ROS
SCL
AEP, EPA, EZE
PDP
MVD

*Note: maximum weekly frequency during the summer months (Dec to Feb/Mar)

VFR: Visiting Friends and Family

28

29 175 293 165 266 154 235 145 222 84 140 79 128 74 131 56 85 50 88 49 86 43 75 41 69 39 68 38 61 35 54 32 49 25 44 22 39 20 31 18 28 16 25 15 25 15 25 15 26 12 21 0 50000 100000 150000 200000 AEP+EZE SCL GRU+CGH+VCP GIG+SDU MAD MIA ASU REC PUJ CUN LIM BCN HAV JFK POA SSA MEX BOG NAT FLN CWB PTY BRC FCO LHR Direct Only 41% of O&D demand was served with direct routes, with clear potential to increase connectivity in MVD in the short/mid term to/from the main markets (LatAm, Europe, and US) Demand forecast – Passenger traffic O&D volumes by route 2019 (kpax) Legend: Bar shows total O&D demand: colored part shows demand served directly with an int’l flight. The stripes part shows demand served via other hubs – The O&D demand served by direct flights are mainly to connecting hubs: AEP, SCL, GRU, GIG, MAD, MIA – April-2019: Aeroméxico is negotiating the launching of Mexico City-Montevideo route (HostelTur, 04-Apr-2019) – Oct-2019: Avianca plans to launch a four times weekly Bogota-Montevideo service – Nov-2019: Azul plans to launch Florianópolis- Montevideo service Routes with NB launched generally > 25kpax Routes with WB launched generally > 50kpax Share of O&D served with direct routes (%) 1.413 320 205 54 Latam Europe NorAm Others 50% 22% 22% 0% Latam Europe NorAm Others Int’l O&D volumes (kpax, 2019) 1,991 Total (kpax) 41% Total (%) 528 238 194 78 73 302 51% 71% 76% 0% 97% 18% 50% Total (%) 1,413 Total (kpax) LatAm Europe North America 2019 2040 CAGRs O&D: Origin & Destination, NB: Narrow Body aircraft, WB: Wide Body aircraft Source: OAG traffic, ALG analysis

30 Montevideo's international demand that is not covered by direct routes is mainly served via GRU, PTY and LIM (for non-direct Latin American destinations), and MAD (for European destinations) Demand forecast – Passenger traffic Source: OAG traffic, ALG analysis 727 257 164 55 0 100 200 300 400 500 600 700 800 LatAm Europe NorthAmerica Others Others Miami (MIA) Aeroparque (AEP) Santiago (SCL) Lima (LIM) Panama (PTY) Madrid (MAD) Guarulhos (GRU) –Routes to LatAm are connected by several different hub airports: GRU, PTY, LIM, SCL, AEP –Routes to Europe are connected mainly by MAD and secondarily by GRU –Routes to North America are connected by MIA, PTY, SCL, LIM, and GRU Int’l Connections volumes (kpax, 2019) 60% 40% 2.0 Mpax 2019 Int’l connections Direct Main connecting hubs – region split MVD Traffic split – Direct and Indirect O&D

31 Conclusions regarding Uruguay’s market Uruguay’s air transport market overview Uruguayan market overview Air transport in the country is almost exclusively international end-point demand, focused on serving main touristic and VFR international destinations; mostly from neighbouring countries (Argentina and Brazil), USA, and Spain 1 Domestic air travel potential remains low due to the size of the country and the concentration of the population in Montevideo; there are no regular domestic routes in the country, but there is potential opportunity for development 2 The cease of Pluna in 2012 resulted in a significant loss of connectivity in the country, mainly due to the loss of the hub positioning of MVD; however, other airlines filled the gap proving the resilience of O&D demand in the country 3 There is significant potential to develop and stimulate international traffic and new routes, there exists potential to increase international tourism in the country (extrinsic factor) and the presence of low-costs carriers remains below other markets (intrinsic factor) 4

CHAPTER 3 Executive Summary Uruguay’s air transport market overview Montevideo airport International traffic Domestic traffic Passengers forecast Cargo forecast ATMs forecast Design parameters forecast Conclusions

33 Montevideo airport Air traffic demand in MVD is almost exclusively international end-point demand after Pluna bankruptcy 165 177 162 154 149 161 227 179 152 141 134 104 117 128 134 110 296 328 359 398 427 425 528 612 620 615 684 735 806 910 897 872 41 25 24 41 57 112 157 303 186 19 32 8 17 21 14 11 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 Puente aéreo International departures Connections Exempt passengers Evolution of departure passenger traffic in Montevideo (kpax) CAGR ‘11-’15 CAGR ‘15-’19 CAGR ‘11-’19 Total -6% 4% 4% Puente aéreo¹ -13% 2% -3% International departures 5% 4% 7% Connections -60% 8% -7% Exempt passengers -4% 4% -8% Note 1: Puente aéreo refers to the route between AEP and MVD Source: DINACIA, ALG Analysis, OAG Sale of majority stake of Pluna and start of restructuring Pluna Bankruptcy - After the sell of 75% of its shares to a private consortium in 2007, Pluna started implementing a regional hub strategy which led to a significant increase during the next years of int- int connections in MVD and a stimulation of direct traffic - However, in 2012 after its bankruptcy, MVD lost its hub position for international connections and kept growing organically

CHAPTER 3 Executive Summary Uruguay’s air transport market overview Montevideo airport International traffic Domestic traffic Passengers forecast Cargo forecast ATMs forecast Design parameters forecast Conclusions

35 Montevideo airport - International Excluding connections impact and the Pluna expansion period, main markets (ex. Argentina) showed positive steady growth during the last 15 years 296 322 333 351 366 373 478 497 484 386 437 434 472 539 495 528 188 203 211 222 232 236 302 314 306 300 327 284 338 344 302 238 117 127 132 138 144 147 189 196 191 196 189 208 206 209 226 194 93 101 104 110 115 117 150 156 152 135 143 160 147 229 248 194 58 63 65 69 72 73 94 98 95 98 115 112 137 154 159 173 209 227 235 247 258 263 337 350 341 415 445 504 573 630 660 664 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 Uruguay-Brazil Uruguay-Argentina Uruguay-USA Uruguay-Chile Uruguay-Spain Uruguay-Other Others (Conn., domestic…) Evolution of O&D international traffic in Montevideo (kpax) CAGR ‘04-’19 Total O&D 3% Uruguay-Brazil 4% Uruguay-Argentina 2% Uruguay-USA 3% Uruguay-Chile 5% Uruguay-Spain 8% Uruguay-Other 8% Source: DINACIA, ALG Analysis, OAG - Argentina and Brazil are the main markets to/from Montevideo - Main destinations (Brazil, USA) are more mature and well-stablished markets, growing at smoother rates - Argentina market remains stagnated due to the Argentinian crisis - Other markets, mainly Latin American destinations, are growing at a higher rate, as they are less consolidated destinations and with a developing touristic market (more dynamic) - Connections are treated separately from O&D demand since they reflect airlines’ strategies and not local demand Sale of majority stake of Pluna and start of restructuring Pluna Bankruptcy

36 430 414 368 424 400 385 416 401 395 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 Overview of Uruguay-Brazil market pair Montevideo airport - International 121 132 136 143 150 152 239 248 242 193 218 217 236 269 248 264 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 72% 28% Brazil Uruguay – Uruguay-Brazil market pair grew at a steady CAGR of 5.3% during the last 15 years – Most of the traffic is originated in Uruguay (mainly for leisure purposes) – LATAM and Gol are the main airlines serving this market – MVD is also feeding LATAM’s hub in GRU to other international destination (mainly EU and US) O&D Demand is smaller than the seat capacity – The Market was highly stimulated from 2010 to 2012 due to the local strategy of Pluna Airlines Those years will be excluded from the regression analysis Historical Departing Seats (Kseats) No data Others Market stimulation due to Pluna expansion strategy *Historical data from O&D passengers before 2011 estimated based on cte market share Brazil CAGR ‘04-’19 5.3% GOL Azul Historical Departing Pax O&D (Kpax) Inbound/Outbound (2019) ! Pax O&D: In this case, refers to passengers departing from MVD with Brazil as final destination Source: OAG, Oxford Economics, ALG analysis

37 Overview of Uruguay-Argentina market pair Montevideo airport - International Source: OAG, Oxford Economics, ALG analysis 94 102 106 111 116 118 151 157 153 150 163 142 169 172 151 119 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 329 271 256 292 223 281 255 234 193 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 48% 52% – Uruguay-Argentina market pair grew at a steady CAGR of 4.8% until 2017 - Since 2017, after the Argentinian crisis, demand experienced a slowdown – Most of the traffic is served via Puente Aéreo (MVD – AEP) – Aerolineas Argentinas is the main airline serving this demand – An increase in demand can be noticed in 2010-2012 as a result of an increase in Puente Aéreo offered frequencies by Pluna (period excluded from the regression analysis) Argentina Uruguay Historical Departing Seats (Kseats) No data Others Argentina CAGR ‘04-’19 1.6% Market stimulation due to Pluna expansion strategy Historical Departing Pax O&D (Kpax) Inbound/Outbound (2019) *Historical data from O&D passengers before 2011 estimated based on cte market share ! !

38 Overview of Uruguay-USA market pair Montevideo airport - International Source: OAG, Oxford Economics, ALG analysis 62 67 69 73 76 77 94 98 96 98 95 104 103 105 113 97 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 55 75 82 76 96 76 76 97 70 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 72% 28% – Uruguay-USA flow grew at a steady CAGR of 3.1% from 2004 to 2019 – Most of the traffic is originated in Uruguay (mainly for leisure purposes) – American Airlines is the main Airlines serving this demand – COPA and LATAM are also serving demand to USA via its hubs in SCL, GRU, and PTY USA Uruguay Historical Departing Seats (Kseats) No data Others USA CAGR ‘04-’19 3.1% Market stimulation due to Pluna expansion strategy Historical Departing Pax O&D (Kpax) Inbound/Outbound (2019) *Historical data from O&D passengers before 2011 estimated based on cte market share !

39 46 50 52 55 57 58 75 78 76 68 71 80 74 114 124 97 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 Overview of Uruguay-Chile market pair Montevideo airport - International Source: OAG, Oxford Economics, ALG analysis 142 147 131 165 156 147 181 199 155 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 56% 44% – Uruguay-Chile market pair grew at a steady pace of 5.0% CAGR from 2004 to 2019 – In 2017-2018 with the entry of SKY, a Chilean LCC, market was highly stimulated – 2017-2018 years can not be included in the regression analyses as they do not represent the macroeconomic trend (LCC stimulation) – Before SKY entry, the market was almost a monopoly operated by LATAM Chile Uruguay Historical departing seats (Kseats) No data Market stimulation due to the entry of SKY Chile CAGR ‘04-’19 5.0% Market stimulation due to Pluna expansion strategy Historical Departing Pax O&D (Kpax) Inbound/Outbound (2019) *Historical data from O&D passengers before 2011 estimated based on cte market share !

40 Overview of Uruguay-Spain market pair Montevideo airport - International Source: Oxford Economics, ALG analysis 75% 25% 74 76 96 180 212 198 182 137 150 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 – Spain is one of the top destinations in Uruguay, driven by the number of emigrants in the country and leisure travelers – MAD is used as the main hub to connect MVD to Europe (operated by Iberia and AirEuropa) – Iberia cancelled its frequencies to MVD for financial issues in 2013, and resumed the route 2 years later in 2015 after solving its financial situation – The gap left by Iberia was covered mainly by Air Europa, and also Air France via connections in Paris Spain Uruguay 31 34 35 37 38 39 47 49 48 49 57 56 69 77 80 87 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 Historical Departing Pax O&D (Kpax) Historical Departing Seats (Kseats) No data Spain CAGR ‘04-’19 7.1% Market stimulation due to Pluna expansion strategy Inbound/Outbound (2019) *Historical data from O&D passengers before 2011 estimated based on cte market share ! Air France served the Uruguay- Europe and Spain market via a stopover in MVD in their route Buenos Aires - Paris

Montevideo airport - International

Overview of Uruguay-Others market pair


Others

Historical Departing Pax O&D (Kpax)


CAGR '04-'19
6.4%
Market stimulation due to Pluna expansion strategy
65
71
73
77
80
82
84
88
85
104
111
126
143
157
165
166
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

*Historical data from O&D passengers before 2011 estimated based on cte market share

Historical Departing Seats (Kseats)


Avianca TACA
amaszonas BQB
CopaAirlines
LATAM
pluna
Paranair
Others
No data
123
117
111
139
174
209
269
310
274
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

[1]Amaszonas is a Bolivian privately owned airline
Source: Oxford Economics, ALG analysis

Inbound/Outbound (2019)


Others
29%
71%
Uruguay

- Other destinations grew at a steady pace of 6.4% during the last 15 years
- After the bankruptcy of Pluna, BQB captured its market share and was afterwards acquired by Amaszonas[1]
  - BQB Airlines was a regional airline based at Punta del Este and Montevideo airports. It started operations in 2010 and in 2015 was acquired by Amaszonas and relaunched in 2016 as Amaszonas Uruguay
- Other airlines such as Avianca and LATAM have been increasing their frequencies and routes to/from MVD to other Latin American cities serving point to point demand
- Main destinations are: Peru, Paraguay, Colombia, and Mexico
- COPA is mainly serving the demand to/from Central America and USA via its hub in PTY

41

ALG

CHAPTER 3 Executive Summary Uruguay’s air transport market overview Montevideo airport International traffic Domestic traffic Passengers forecast Cargo forecast ATMs forecast Design parameters forecast Conclusions

Domestic traffic

In the past, there were domestic routes from MVD, mainly operated by BQB, connecting Salto and Rivera with the capital

Uruguay's domestic routes


BQB Airlines was a regional airline based at Punta del Este and Montevideo airports. It started operations in 2010 and, in 2015, it was acquired by Amaszonas and relaunched in 2016 as Amaszonas Uruguay.
STY
Salto
RVY
Rivera
PDU
Paysandu
MLZ
Cerro Largo
DZO
Santa Bernardina
CAR
Zagarzazu
MVD
Montevideo
PDP
Punta del Este

Route		Annual traffic
MVD-PDP	Operated by Amaszonas (32 ATMs in 2018)	~2 kpax
MVD-RVY-POA	Operated by BQB in 2011	~5 kpax
MVD-RVY	Operated by BQB until 2012	~5 kpax
MVD-STY	Operated by BQB until 2013	~15-18 kpax

Weekly frequencies and operating aircraft

- **MVD-PDP:** ~1 weekly frequency mainly operated by Amaszonas with CRJ200
- **MVD-RVY-POA:** ~ 7 weekly frequencies with ATR 72 (2010/11)
- **MVD-RVY:** ~7 weekly frequencies with ATR 72 (2011/12)
- **MVD-STY**: ~8 weekly frequencies with ATR 72 (2010/13)
  - February and March 2013 operated by BQB with B738 ~3/4 weekly frequencies

There is potential to develop smaller domestic routes once recovered from the current crisis

43

ALG

CHAPTER 4 Executive Summary Uruguay’s air transport market overview Montevideo airport International traffic Domestic traffic Passengers forecast Cargo forecast ATMs forecast Design parameters forecast Conclusions

45 The reference methodologies of the sector are used for the projection of traffic and design parameters in the medium and long term Traffic forecast Reference methodologies Top-down projection of traffic in the medium and long term Bottom-up projection of post- COVID traffic recovery* Forecast of design parameters Methodology of the different blocks of the project Annual traffic Peak Traffic * The projection of the recovery of traffic after the COVID crisis will require a particularized methodological approach given that it is an exceptional situation Demand forecasts Output

46 Top-down projection of traffic in the medium and long term Bottom-up projection of post-COVID traffic recovery Annual traffic Top-down projections are based on regression analyses applied to six market segments Traffic forecast Methodology for the projection of traffic recovery after the COVID-19 crisis Uruguay- Brazil Uruguay- Argentina Uruguay- USA To carry out the projections, six market segments that present very different dynamics have been considered: Uruguay- Chile Uruguay- Spain Uruguay- Others

Traffic Forecast

Historical passenger traffic figures were collected from different documents sent by CAAP and complemented by OAG

Source	Source Type	Document/Database name	Available Data	Period
Corporación America Airports	Client	*"EVOLUCION DE PAX HISTORICOS.xlsx"*	Departure passengers segmented by *"Regional, Transito, Cabotaje, Int, and Exentos"* Arrival passengers (excluding transit)	2004 – 2019 (Dec) monthly
Corporación America Airports	Client	*"Info Pasajeros.xlsx"*	Total passengers, segmented by arrival (without transit) and departures (O&D and transit) Passenger by route, airline, and aircraft Seats occupied / Total seats offered → LF	2009 - 2021 (April) monthly
Corporación America Airports	Client	*"05-Mayo2021.xlsx"*	Total passengers, segmented by arrival, departure, and transit (only departing transit) by route	2021 (May) monthly
OAG Official Aviation Guide Database	Signature	*OAG Traffic analyser*	O&D flow pax database by route, airline, and fare (GDS booking) Available for: all airports worldwide	2011 - 2021 (Mar) monthly
OAG Official Aviation Guide Database	Signature	*OAG Schedules analyser*	Scheduled supply database by route, airline, and fleet used Available for: all airports worldwide	2011 - 2021 (Dec) monthly

Results described in this report consider transit passengers counted only once, in line with Corporación América statistics

47

ALG

Traffic forecast

The methodology selected for the top-down projection is a linear regression model

Projection models used

Multi-variable linear regression model

$$Pax = m_1 \cdot V_1 + m_2 \cdot V_2 + \ldots + m_n \cdot V_n + b$$

V: Descriptive variables
m: Regression coefficients
b: Intersection with axis

✓ Preferred model

Key elements

The regression is validated with statistical parameters:

Statistical	Valid	Description
R^2	> 85%	Determine the quality of the model to replicate the results
R^2 Adjusted	> 85%	Measures the same as R^2, used in multiple regression
P-value	< 0.05	Validate the contribution of each variable in the model
Significance F	< 0.01	Indicates the probability that the regression does not explain the variation of the independent variable

- The coefficients are estimated through the regression model and the variables are projected for the projection of passenger traffic. If no statistically relevant combination of variables is found, an elasticity model is applied

Empirical elasticities model

$$\Delta Pax = \varepsilon_1 \cdot \Delta V_1 + \varepsilon_2 \cdot \Delta V_2 + \ldots + \varepsilon_n \cdot \Delta V_n$$

V: Descriptive variables
ε: Empirical elasticities

Key elements

- The historical growth of passengers is explained by the variation of the chosen variables and empirical elasticities
- Typically applied to GDP for a particular market, elasticity relates GDP growth to traffic growth
- For projections, the historical values obtained are used, as well as empirical values based on different sources (market, IATA, etc.)
- In the long term, the regression model can be replaced by an elasticity model **to reflect a greater maturity of the market**

Source: ALG analysis

48

ALG

49 Historical traffic flows are correlated with a blended GDP (considering Uruguay’s GDP and the country pair GDP) (1/2) Traffic forecast '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 0 200 400 600 60 65 70 75 80 85 90 95 100 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '18 '19 0 100 200 300 400 60 65 70 75 80 85 90 95 100 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 0 100 200 300 60 65 70 75 80 85 90 95 100 Chosen variable Uruguay - Brazil Uruguay - Argentina Uruguay - USA 72% 28% Blended GDP 48% 52% Blended GDP 72% 28% Blended GDP Brazil Argentina USA Uruguay Uruguay Uruguay Correlation analysis Formula Mpax = 4.782 x Blended PIB + 3.918 Mpax = 3.764 x Blended PIB – 63.487 Mpax = 2.583 x Blended PIB – 41.462 Source: Oxford Economics, ALG analysis – Blended GDP is a composed variable that combines the GDP growth from the destination country (in this case, Uruguay) and the one from the country that originates the traffic, weighted considering the inbound share of the designated country in 2019 – Inbound traffic is closely related to the GDP of the countries where the traffic originates – The contribution of each country is obtained from OAG Traffic statistics and evolves over time with the growth of each country's GDP – Considering that a good correlation is obtained between the traffic and the variable, the linear regression formula is used Variable (base 100) Traffic (Mpax) *2010-2012 period excluded from the regression analysis (Pluna expansion) *2010-2012 period excluded from the regression analysis (Pluna expansion) *2010-2012 period excluded from the regression analysis (Pluna expansion) Regression: Excluded years Regression: Excluded years Regression: Excluded years R² = 89.2% R² = 90.1% R² = 94.8%

50 Uruguay - Others Historical traffic flows are correlated with a blended GDP (considering Uruguay’s GDP and the country pair GDP) (2/2) Traffic forecast Source: Oxford Economics, ALG analysis – Blended GDP is a composed variable that combines the GDP growth from the destination country (in this case, Uruguay) and the one from the country that originates the traffic, weighted considering the inbound share of the designated country in 2019 – Inbound traffic is closely related to the GDP of the countries where the traffic originates – The contribution of each country is obtained from OAG traffic statistics and evolves over time with the growth of each country's GDP – Considering that a good correlation is obtained between the traffic and the variable, the linear regression formula is used '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 0 100 200 300 55 60 65 70 75 80 85 90 95 100 Traffic (Mpax) '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 0 50 100 150 200 60 65 70 75 80 85 90 95 100 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16'17'18 '19 0 200 400 600 800 55 60 65 70 75 80 85 90 95 100 Variable (base 100) 56% 44% 75% 25% 71% 29% Chosen variable Uruguay - Chile Uruguay - Spain Chile Spain Others Uruguay Uruguay Uruguay Correlation analysis Mpax = 1.604 x Blended PIB + 2.588 Mpax = 2.789 x Blended PIB – 135.072 Mpax = 10.971 x Blended PIB – 510.008 Formula *2010-2012 period excluded from the regression analysis (Pluna expansion) – 2017-2018 excluded due to SKY entry into the Market (LCC stimulation) *2010-2012 period excluded from the regression analysis (Pluna expansion) – *2010-2012 period excluded from the regression analysis (Pluna expansion) – Regression: Excluded years Regression: Excluded years Regression: Excluded years R² = 89.1% R² = 84.7% R² = 87.6%

51 Each market pair is projected considering the blended GDP forecast based on Oxford Economics database (1/2) Source: Oxford Economics, ALG analysis Traffic forecast Chosen variable Uruguay - Brazil Uruguay - Argentina Uruguay - USA 28% Blended GDP 52% Blended GDP 28% Blended GDP Brazil Argentina USA Uruguay Uruguay Uruguay 0,6% -5,5% 3,2% 2,2% 1,9% 1,9% 1,8% 1,7% 1,6% 1,6% 1,4% 1,4% 1,3% 1,2% 1,2% 1,2% 1,2% 1,2% 1,2% -0,9% -7,8% 4,5% 2,2% 1,7% 1,7% 1,6% 1,6% 1,6% 1,6% 1,5% 1,5% 1,5% 1,4% 1,4% 1,4% 1,4% 1,4% 1,4% 0,8% -5,2% 4,0% 2,7% 1,8% 1,8% 1,7% 1,7% 1,7% 1,7% 1,6% 1,6% 1,6% 1,5% 1,5% 1,5% 1,5% 1,5% 1,5% Variable projection - Annual growth%

52 44% 25% 29% Each market pair is projected considering the blended GDP forecast based on Oxford Economics database (2/2) 0,6% -5,9% 4,3% 2,3% 2,2% 2,1% 2,0% 1,9% 1,9% 1,9% 1,7% 1,7% 1,7% 1,6% 1,5% 1,5% 1,5% 1,5% 1,5% Source: Oxford Economics, ALG analysis Traffic forecast 0,7% -7,1% 3,6% 3,0%1,9% 1,8% 1,6% 1,5% 1,5% 1,5% 1,3% 1,3% 1,3% 1,3% 1,3% 1,3% 1,4% 1,4% 1,4% 1,0% -5,2% 3,6%2,7%2,3%2,1%2,1%2,0%2,0%1,9%1,9%1,9%1,9%1,8%1,8%1,8%1,8%1,7%1,7%1,6%1,6%1,6%1,5%1,5%1,5% Variable projection - Annual growth% Chosen variable Uruguay - Chile Uruguay - Spain Uruguay - Others Chile Spain Others Uruguay Uruguay Uruguay

53 Finally, traffic projections are obtained and resulting elasticities verified (1/2) Traffic forecast Source: Oxford Economics,, OAG, ALG analysis 1,4 1,3 0,0 0,5 1,0 1,5 2,0 2,5 3,0 0 200 400 600 800 1.000 1.200 1.400 1,2 1,2 0,0 0,5 1,0 1,5 2,0 2,5 3,0 0 200 400 600 800 1.000 1.200 1.400 1,1 1,1 0,0 0,5 1,0 1,5 2,0 2,5 3,0 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048 2049 2050 2051 2052 2053 0 200 400 600 800 1.000 1.200 1.400 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048 2049 2050 2051 2052 2053 Resulting traffic (Kpax) Long-term resulting elasticity check Uruguay - Brazil Uruguay - Argentina Uruguay - USA 2.0% CAGR 2019-2050 2.4% 2.2% Elasticity of 1.2 in the long term due to market maturity Elasticity of 1.3 in the long term due to market maturity Elasticity of 1.1 in the long term due to market maturity Projected period through bottom-up analysis

54 1,4 1,3 0,0 0,5 1,0 1,5 2,0 2,5 3,0 1,1 1,0 0,0 0,5 1,0 1,5 2,0 2,5 3,0 1,3 1,2 0,0 0,5 1,0 1,5 2,0 2,5 3,0 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048 2049 2050 2051 2052 2053 Finally, traffic projections are obtained and resulting elasticities verified (2/2) Traffic forecast Source: Oxford Economics, OAG, ALG analysis 0 200 400 600 800 1.000 1.200 1.400 0 200 400 600 800 1.000 1.200 1.400 0 200 400 600 800 1.000 1.200 1.400 1.600 1.800 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048 2049 2050 2051 2052 2053 Uruguay - Chile Uruguay - Spain Uruguay - Others 2.2% CAGR 2019-2050 2.3% 2.6% Elasticity of 1.0 in the long term due to market maturity Elasticity of 1.3 in the long term due to market maturity Elasticity of 1.2 in the long term due to market maturity Projected period through bottom-up analysis Resulting traffic (Kpax) Long-term resulting elasticity check

Traffic forecast

Considering historical behavior, the development of domestic routes to RVY and STY is included in the base case

Uruguay's domestic routes


RVY
Rivera
STY
Salto
PDU
Paysandu
MLZ
Cerro Largo
DZO
Santa Bernardina
CAR
Zagarzazu
MVD
Montevideo
PDP
Punta del Este

- Demand to/from Salto and Rivera is not currently served by any regular air service
- Until 2013 there were regular routes operated by BQB Airlines
- Considering the touristic potential of Salto and Rivera, the resumption of domestic flights is a realistic expectation for the asset
- The opening of 5 frequencies with an ATR-42[1] in mid-2024 was considered in the base case, in line with the expected traffic recovery in 2024
- New frequencies are opened once LF reach 70%

Domestic traffic forecast in MVD 2019-2040)


Load Factor
Load Factor
kpax
Weekly frequencies
60% 61% 62% 64% 65% 66% 68% 69% 70% 65% 66% 68% 69% 70% 65% 66% 68% 69% 70% 65% 66% 68% 69% 70% 65% 66% 68% 69% 70% 72%
12 24 25 25 26 26 27 27 28 28 29 29 30 31 31 31 32 33 33 33 34 35 35 36 36 37 37 38 39 40
5 10 10 10 10 10 10 10 10 11 11 11 11 11 12 12 12 12 12 13 13 13 13 13 14 14 14 14 14 14
2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048 2049 2050 2051 2052 2053

Note 1: ATR-42 is a regional commercial aircraft
Source: ALG analysis

An initial operation of 5 weekly frequencies starting in mid-2024 is considered in the base case scenario

55

56 A particularized methodological approach was defined for the projection of the recovery of traffic after the COVID crisis (2020-24) Traffic forecast – COVID-19 Impact Bottom-up projection of post- COVID traffic recovery Proyección top-down de tráfico a medio y largo plazo Previsión de los parámetros de diseño Tráfico anual Tráfico BHR Estudio de capacidad de la infraestructura Revisión del Plan de inversiones Benchmark of other air transport crises Detailed analysis of the factors that will affect recovery Defining the recovery profile by route and airline Factors related to air supply Demand-related factors The study of past crises and the detailed analysis of the factors that will affect the recovery from this particular crisis provide the keys to adjust the parameters of the recovery curves. Bottom-up projection of post-COVID traffic recovery Methodology for the projection of traffic recovery after the COVID crisis

Traffic forecast – COVID-19 Impact

The COVID-19 crisis combines a strong impact on the global economy, similar to the financial crisis in 2008, and the reduction of passengers' propensity to fly, observed after the 9/11 terrorist attacks

Historical crises of air transport industry

European airlines international RPKs (natural logs adjusted by season , 1990-2017)


20.0
19.5
19.0
18.5
18.0
17.5
17.0
16.5
Actual
Trend (early 1990s – early 2000s)
Trend (early 2000s – mid-2008)
Trend (early 2009 – pre-Paris)
Brussels and Istanbul attacks
Icelandic ash cloud
GFC
Economic crisis
9/11
Confidence crisis/ propensity to fly
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017

Source: IATA Economics, Oxford Economics; ALG analysis

- The two main crises of the air transport sector in this century have generated a relevant impact in the industry since they have significantly reduced the long-term expected traffic growth trends
- These two crises, however, have presented different drivers:
  - **9/11: Decreased propensity to fly.** The emotional impact of the event caused a reduction of passengers' confidence – Resulting in a similar trend of growth (same macroeconomics scenario) with a lower propensity to fly (passengers' behavior)
  - **2008 financial crisis: the loss of passengers purchasing power generated a decrease in demand and a growth trend reduction (more pessimistic macroeconomic scenario)**
- These crises have also caused structural changes in the air transport sector
- Other crises like the Icelandic ash cloud and Brussels and Istanbul attacks have only impacted traffic locally and/or punctually

The COVID-19 crisis will mean a change in the growth trend of air transport since it combines the characteristics of the two worst crises of this century: decrease of propensity to fly due to passengers' behavior and a more pessimistic growth trend due to the new macroeconomic scenario

57

58 573 600 579 554 587 583 630 1999 2000 2001 2002 20022 2003 2004 Impact of the 9/11 attacks in the USA domestic traffic The COVID-19 mainly affects passengers’ confidence, similar to what happened after the 9/11 attacks Traffic forecast – COVID-19 Impact 95,9 100,0 101,0 102,8 105,7 109,7 95,3 100,0 93,4 92,4 98,0 105,8 1999 2000 2001 2002 2003 2004 GDP Dom traffic USA GDP evolution vs. Domestic traffic (base 100 – 2000) Domestic traffic evolution in the USA (Mpax, 1999-2004) CAGR 1999-2004 1.9% Source: Department of Transport, Eurostat, ALG Analysis Traffic loss vs. 12 months before 9/11 100% 86% 94% 101% 75% 80% 85% 90% 95% 100% 105% 01/2001 02/2001 03/2001 04/2001 05/2001 06/2001 07/2001 08/2001 09/2001 10/2001 11/2001 12/2001 01/2002 02/2002 03/2002 04/2002 05/2002 06/2002 07/2002 08/2002 09/2002 10/2002 11/2002 12/2002 01/2003 02/2003 03/2003 04/2003 05/2003 06/2003 07/2003 08/2003 09/2003 10/2003 11/2003 12/2003 01/2004 02/2004 03/2004 04/2004 04/2005 06/2004 07/2004 08/2004 09/2004 10/2004 11/2004 12/2004 1st year post-crises The traffic of 12 months before the attacks is considered as 100% From Sep 2001 to Aug 2002, the traffic was 14% lower when compared to the year before the attacks (Sep 2000 to Aug 2001) 3 years *For each month, it is presented the traffic accumulated in the previous 12 months (For example, in the case of April 2002, it is shown the traffic accumulated from April 2001 to March 2002) 2nd year post-crises 3rd year post-crises

59 144 150 156 158 150 158 164 171 180 189 201 212 223 235 20052006200720082009201020112012201320142015201620172018 Moreover, it also results in an economic crisis and the air traffic levels are expected to recover in line with the macroeconomic indicators recovery Traffic forecast – COVID-19 Impact When the crisis motivation is purely economic and the airlines are able to adapt to the demand decrease, the traffic recovery to pre crisis levels happens in line with the economic recovery 100,0 100,4 96,1 98,1 99,9 99,6 99,9 100,0 100,2 92,5 93,8 101,9 102,4 105,0 2007 2008 2009 2010 2011 2012 2013 GDP Traffic 278 302 324 324 299 303 330 332 340 361 389 426 462 483 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Impact of the Global Financial Crisis (2009-2011) CAGR ’05-’18 4.3% Source: Department of Transport, Eurostat, ALG Analysis Growth of intra-EU traffic vs. EU GDP growth (base 100 - 2007) International traffic intra-EU (Mpax, 2005-2018) Int’l traffic growth vs. USA GDP growth (base 100 - 2008) 100,1 100,0 97,5 100,0 101,5 103,8 98,9 100,0 94,7 99,9 103,7 108,0 2007 2008 2009 2010 2011 2012 GDP Traffic 2-3 years of recovery 2 years of recovery International traffic USA (Mpax, 2005-2018) CAGR ’05-’18 3.7%

60 It is key to identify and study in detail each one of the multiple factors that will affect the traffic recovery after the COVID-19 crisis Traffic forecast – COVID-19 Impact Factors that will affect the air traffic recovery post-COVID-19 Factors related to the supply Factors related to the demand Lower purchasing power of the population Loss of passenger confidence Changes in people behaviour Ticket prices Supply - Demand Airlines’ operational and financial situation Reopening of the different markets Operational restrictions Supply restructuring – Routes and fleet changes - Factors related to the supply: .. When will the markets reopen? .. Will there be any temporary or permanent operational restriction (social distancing, sanitary controls)? .. How will airlines respond to the crisis? .. How will airlines restructure their air transport offer (hubs, changes in routes and fleet)? - Factors related to the demand: .. What will be the impact on the purchasing power of different passenger profiles? .. How will people’s behaviour change in the medium and long term (business travels, tourism…)? .. For how long will the fear of contracting COVID-19 affect passenger confidence? - Factors related to supply-demand: Ticket prices .. How much will it cost to fly in the short term depending on the market? Source: ALG analysis

61 At international level, traffic recovery is strongly linked to the existence of restrictions on international travel, still in force in most countries Traffic forecast – COVID-19 Impact Completely closed The borders are closed. Only citizens, residents returning home, or people in other special circumstances can enter the country. Open with restrictions Borders are open to visitors who are fully vaccinated and/or have a negative PCR or antigen test result for COVID-19 and/or who enter quarantine after arrival.. No restrictions The borders are open. The country has no formal restrictions or requirements on entry by plane for most visitors at this time. There are still strong restrictions on international travel: even countries with open borders have travel policies such as testing or quarantines that limit international mobility Source:, Kayak (20/07/2021), ALG Analysis

62 Uruguay has its borders closed for tourism since December 2020 Traffic forecast – COVID-19 Impact CAPA Uruguay extends entry restriction for 20 days (06-01-2021) Government of Uruguay extended for 20 days the restriction on international entry via any transport modality effective 11-Jan-2021. Passengers with bookings prior to 06-Jan-2021 are exempted. HOSTELTUR Uruguay reopens borders for its citizens and residents; border closure to foreigners and tourists remains in place (28-01-2021) Uruguay's borders will reopen on February 1 to Uruguayan citizens, resident foreigners and people who can prove the exceptions provided for work, health and other reasons."We are going back to December 20, to the partial closing of borders", said the President. The Rio Times COVID-19 Surge in Uruguay Closes Borders from December 21st to January 10th (17-12-2020) Uruguayan President Luis Lacalle Pou announced the implementation of a set of restrictive measures given the increase in the number of COVID-19 cases in the country. The most significant of the measures announced on Wednesday is the closure of the country's borders. A route by route analysis was carried out to correctly include border restrictions in the analysis INFOBAE Restrictions in the face of the second wave of COVID: many flights remain suspended (01-05-2021) In parallel to the confirmation of new restrictions, the Government announced that until May 21 the borders will remain closed for tourism, regular flights from Chile, Brazil, Mexico, India and the United Kingdom and Northern Ireland will continue suspended, and the special requirements for carriers and crew members of ships and aircrafts will continue. CAPA Amaszonas Uruguay suspends passenger operations due to highly 'complex' environment in Uruguay (05-01-2021) Amaszonas Uruguay plans to suspend passenger operations and focus on alternatives such as cargo transport, due to the restrictions imposed to address the COVID-19 pandemic Amaszonas Uruguay general manager Sergio Leon stated:"We did everything to continue offering connectivity to the passenger in Uruguay. Regretfully, operations in Uruguay became very complex… the reason for which we have to reinvent ourselves". FILO.NEWS Uruguay seeks to implement a sanitary passport starting in June (23-04-2021) More than 31% of the Uruguayan population has already received at least one dose of the COVID-19 vaccine and the authorities expect the percentage to be even higher this month. CAPA Iberia to trial IATA Travel Pass technology on Madrid-Montevideo service (07-04-2021) Iberia announced plans to trial IATA Travel Pass technology on its Madrid- Montevideo service on 10-Apr-2021. The travel pass allows passengers to store, manage and certify coronavirus testing and vaccination certificates.

Traffic forecast – COVID-19 Impact

Argentina, the main air market pair of Uruguay, still has its borders closed for tourism until October

Uruguay

- Tourism Ministry of Uruguay reported that the country is planning the reopening of borders (still no date was published), with a **potential return of tourism in October 2021** in order to prepare for the summer season
- The return of tourism in Uruguay is linked to the advances of the vaccination campaign, already reporting ~61% of the population vaccinated

~61% Of the populaton is vaccinated

Argentina

- It is expected that from **October 30th**, residents of neighboring countries (**Uruguay, Brazil, Paraguay, Bolivia and Chile**) will be able to enter Argentina for **tourism purposes**, still with requirements:
  - Complete an affidavit within 48 hours of the trip
  - Submit a negative PCR test
  - Present COVID 19 insurance covering hospital care in Argentina for the duration of the trip
- Recent reports indicate that the reopening of the borders might happen before October
- **The gateway to the territory will be Ezeiza International Airport only**, as well as the Buquebus port terminal (Port of Buenos Aires)
- Currently, there is also a mandatory quarantine for everybody that travels from outside Argentina

~12.9% Of the populaton is vaccinated

Source:, Government of Argentina, ALG Analysis

The reopening of borders of Argentina and Uruguay is expected for October, as the vaccination campaign advances, allowing the return of tourism for the summer season

63

ALG

Traffic forecast – COVID-19 Impact

Chile still has its borders closed despite the high rate of vaccinated population, while Brazil, with a lower vaccination rate, remains open

Brazil

- Air borders are open for tourism with restrictions
- Visitors arriving by air have to present a negative RT-PCR test result within 72 hours before departure
- There are temporary restrictions in maritime and land borders, still without ending date
- Brazil still faces big number of COVID cases, being considered a risk area for many countries
- Uruguay has its borders closed for Brazilians

~17.4% Of the populaton is vaccinated

Chile

- Chile has its **borders closed since April 2021**. The closure was supposed to end in July 15th, but was extended until **July 30th**
- As of July 26th, fully-vaccinated residents will be able to travel from Chile by plane without special permission and upon return, they are to complete a 10-day quarantine at home
- The country has also imposed curfews, which currently go from 10 pm to 5 am
- Connections in Chile are allowed, but the passengers are restricted to the international transit area of the airport

~61.9% Of the populaton is vaccinated

Source:, UOL, Veja, ALG Analysis

LatAm countries still face restrictions and a high number of COVID-19 cases due to the second wave

64

ALG

Traffic forecast – COVID-19 Impact

USA has its borders open with Uruguay and Spain is open for vaccinated tourists

USA

- USA is **open for tourism**, with the exception of visitors from **35 banned territories**, **Uruguay is not on that list**. Both national and foreign travellers need to submit a negative COVID-19 test result before boarding their flight
- The country has advanced in vaccination campaign, with almost half of the population vaccinated
- Multiple states have lifted all restrictions for domestic traveling

~49.4% Of the populaton is vaccinated

Spain

- All **vaccinated** international individuals, regardless of where they come from, can enter Spain as of **June 7th**
  - Accepted vaccines are Pfizer, Moderna, AstraZeneca, Janssen / Johnson&Johnson, Sinopharm, and Sinovac-Coronavac
  - There are still sanitary control measures upon arrival. A checkpoint is destined for visitors coming from areas included in the **list of risk countries - all Latin American countries** - which undergo a random examination, taking into account their place of origin and the level of incidence

~53.4% Of the populaton is vaccinated

Source:, Global Mobility, ALG Analysis

Main Uruguayan air travel markets outside LatAm (USA/Spain) were hit first with the second wave of the virus and currently have a more controlled number of COVID cases, which led to the relief of some restrictions

65

ALG

66 New restrictions and border closures in Latin America due to aggravation of the pandemic (second wave) resulted in a drop of up to 60% of the scheduled offer published in March 10 20 30 40 50 60 70 80 90 100 05/apr-11/apr 12/apr-18/apr 19/apr-25/apr 26/apr-02/mai 03/may-9/may 10/may-16/may 17/may-23/may 24/may-30/may 31/may-06/jun 07/jun-13/jun 14/jun-20/jun 21/jun-27/jun 15-mar 5-apr 26-apr 3-may 19-may 17-may Offer in 03/15/21 Offer in 05/17/21 Traffic forecast – COVID-19 Impact -7% -16% -32% -29% -52% -45% -51% -57% -58% -60% -41% -29% Scheduled International traffic Weekly international flights to/from Uruguay (2021) Offer in: % drop in expected offer in Apr vs. expected/realised offer in Mar

67 0% 20% 40% 60% 80% 100% 120% ALG has developed an ad-hoc methodology aiming to capture in the short term both the macroeconomic effects and those related to the propensity to fly Traffic forecast – COVID-19 Impact Pre-COVID- 19 level* *The reference months were considered from March 2019 to February 2020 These drivers were analysed for each pair airport-airline in order to define the parameters of the recovery curve Example of traffic recovery curve and key parameters (% of traffic compared to the pre-COVID-19 reference month) - The recovery curve will be defined based on 4 parameters that capture all the drivers that are expected to affect traffic recovery Starting point Recovery profile INDUSTRY REACTION IN THE SHORT TERM Recovery level PROPENSITY TO FLY Recovery period MACROECONOMIC CONDITIONS Crisis current phase Recovery period “New Normal” Top-down growth 훥 푡푟푎푓푓푖푐 = 퐴 푥 푛푏 Illustrative

68 0% 20% 40% 60% 80% 100% 120% The recovery starting point depends on the level of traffic registered in the acute months of the crises and the supply data published for the next months, and the country restrictions Traffic forecast – COVID-19 Impact Level of traffic during 2020 and 2021 and adjusted supply data for 2T2021 – Estimated calendar for restrictions reduction and routes re-opening Starting point Recovery profile INDUSTRY REACTION IN THE SHORT TERM Recovery level PROPENSITY TO FLY Recovery period MACROECONOMIC CONDITIONS The level of traffic in the starting point of the recovery curve does not impact the long term projections but affects significantly the traffic in the period immediately after the COVID-19 crisis Example of traffic recovery curve and key parameters (% of traffic compared to the pre-COVID-19 reference month) - The recovery curve will be defined based on 4 parameters that capture all the drivers that are expect to affect traffic recovery Illustrative

Traffic forecast – COVID-19 Impact

The recovery profile depends on the airlines' response in the short term: ticket prices, operative routes and seats offer

- The recovery curve will be defined based on **4 parameters** that capture all the drivers that are expect to affect traffic recovery

Starting point	**Recovery profile** INDUSTRY REACTION IN THE SHORT TERM	**Recovery period** MACROECONOMIC CONDITIONS	Recovery level PROPENSITY TO FLY

Recovery path from May 2021 until the moment when the macroeconomic conditions return to pre crisis levels
3 different recovery profiles (V, U or L) were defined depending on the specific conditions for that airport-airline pair

Example of traffic recovery curve and key parameters (% of traffic compared to the pre-COVID-19 reference month) Illustrative


120%
100%
80%
60%
40%
20%
0%
The supply scenario in the short term will define the velocity of traffic recovery
Traffic recovery
V
U
L
M1 M2 M3 M4 M5 M6 M7 M8 M9 M10 M11 M12 M13 M14 M15 M16 M17 M18 M19 M20 M21 M22 M23 M24 M25 M26 M27 M28 M29 M30 M31 M32

$$\Delta\, traffic = A\ x\ n^b$$

where

- A is the constant that indicates the amplitude of the recovery
- n is the number of months from the beginning of the recovery curve
- B is the response time associated to that pair airport/airline, which influences the recovery shape expected (V, U or L)

Domestic market is recovering as a U-curve, while international market is recovering smoothly, following a L-curve

ALG

69

70 0% 20% 40% 60% 80% 100% 120% The macroeconomic scenario defines the recovery time horizon and, consequently, the long term trend Traffic forecast – COVID-19 Impact - The recovery curve will be defined based on 4 parameters that capture all the drivers that are expect to affect traffic recovery Recovery period MACROECONOMIC CONDITIONS Time (in months) that the country takes to recover the pre crisis GDP level According to the GDP forecasts, Uruguay will recover its GDP (from Oxford Economics) in the 3Q of 2022 The macroeconomic scenario always presents a relevant influence in the air traffic evolution. In this case, it will define also the recovery period, and consequently the post-COVID-19 trend Starting point Recovery level PROPENSITY TO FLY Recovery profile INDUSTRY REACTION IN THE SHORT TERM Example of traffic recovery curve and key parameters (% of traffic compared to the pre-COVID-19 reference month) Illustrative

71 The COVID-19 effect over the propensity to fly will result in a traffic recovery below 100% when economy and passengers confidence are recovered Traffic forecast – COVID-19 Impact - The recovery curve will be defined based on 4 parameters that capture all the drivers that are expect to affect traffic recovery Recovery level PROPENSITY TO FLY 0% 20% 40% 60% 80% 100% 120% Percentage of traffic compared to pre-crisis levels once recovered the macroeconomic factor This parameter will vary between 89% and 99% depending on the type of traffic and passenger profile of each airport The effects of the COVID-19 on the propensity to fly will result in a traffic recovery below 100% when the GDP will achieve the pre-crisis level. This fact will influence the long term projections Some traffic segments won’t be entirely recovered at this point: • Business traffic Starting point Recovery profile INDUSTRY REACTION IN THE SHORT TERM Recovery period MACROECONOMIC CONDITIONS Example of traffic recovery curve and key parameters (% of traffic compared to the pre-COVID-19 reference month) Illustrative

Traffic forecast

Montevideo is currently operating 40% of its routes; it is estimated that by December 2021, it reaches 75% of the routes

Starting point

Planned reopening dates for international routes by airline

✓ No data, ALG estimation

Region	Airport	Airline	2020 Jul	2020 Aug	2020 Sep	2020 Oct	2020 Nov	2020 Dec	2021 Jan	2021 Feb	2021 Mar	2021 Apr	2021 May	2021 Jun	2021 Jul	2021 Aug	2021 Sep	2021 Oct	2021 Nov	2021 Dec	2022 Jan
LatAm	PTY	Copa Airlines			✓													Pre COVID frequencies expected at the end of 2021 – Recovery in V			
LatAm	SCL	LATAM			✓																
LatAm	SCL	SKY																			Reopening expected in 2023 →
LatAm	ASU	amaszonas			✓					X Amaszonas stopped services to ASU in February 2021 – Unserved demand expected to be covered by Paranair or another new airline operating the route											
LatAm	ASU	Paranair				✓															
LatAm	LIM	LATAM													✓						
LatAm	LIM	Avianca	X Avianca stopped services to LIM in March 2020 – Traffic expected to be captured by LATAM, operating the same route																		
LatAm	BOG	Avianca						✓		X								✓			
LatAm	GRU	LATAM		✓																	
LatAm	GRU	GOL																✓			
LatAm	GIG	LATAM																		✓	
LatAm	GIG	GOL																			Reopening expected in 1Q2022 →
LatAm	REC	GOL																			Reopening expected in 3Q2022 →
LatAm	POA	Azul																		✓ (No data, ALG estimation)	
LatAm	AEP	Aerolineas Argentinas															✓				
LatAm	AEP	amaszonas																		✓ (No data, ALG estimation)	
LatAm	EZE	Aerolineas Argentinas															✓				
	MAD	IBERIA	✓																		
	MAD	AirEuropa	✓																		
	MIA	American Airlines					✓		AA stopped operating the route		X			✓ Eastern started to operate the route to Miami		EASTERN					

72

ALG

Traffic forecast

Airline's financial condition, competition and volume will determine the recovery profile of MVD routes

Recovery Profile

Example

Factors analysed to determine the recovery profile of the routes

Airline's financial condition

- Two of the main Latin American airlines have initiated in recent months financial restructuring processes through Chapter 11: LATAM and Avianca. This situation may lead them to a slower recovery on all routes that are not from their main hub

Competition among airlines

- Routes where there is competition between airlines have a lower ticket cost ($/km) than the rest. The financial situation that airlines are going through may accentuate this trend, the price of routes where there is no competition may increase and this slows down the recovery

Route volume

- Routes with lower volume where a reduction in supply means that certain operating days will be discontinued will have a more difficult time recovering traffic

EXAMPLE: ROUTE AEROLINEAS ARGENTINAS - AEP

Aerolíneas Argentinas
It has recently completed the merger with its subsidiary, Austral, as result of the situation created by the pandemic

75% share
Aerolíneas Argentinas is the main airline operating this route with 75% of the frequencies to AEP as of 2019

Route with high volume
It is the second busiest route with a volume of ~332 kpax carried in 2019 and more than 3 flights per day

Closed borders & restrictions
Second wave of the pandemic resulted in new restrictions, which tend to slow down the recovery of air traffic

L-shaped recovery is expected

Source: ALG Analysis

73

ALG

74 Recovery period in routes to/from 3Q – 2022 + 1 year Recovery period in routes to/from 2Q – 2022 + 1 year Recovery period in routes to/from 4Q – 2022 + 1 year Recovery period in routes to/from 3Q – 2022 + 1 year 90 95 100 105 1Q2020 1Q2021 1Q2022 1Q2023 Economic recovery of the main markets served from Uruguay is expected during 2022 Traffic forecast Economic recovery of Uruguay's main routes (Quarter - Year) 90 95 100 105 1Q2020 1Q2021 1Q2022 1Q2023 Recovery period in routes to/from 3Q – 2022 + 1 year 72% 28% 90 95 100 105 1Q2020 1Q2021 1Q2022 1Q2023 72% 28% 90 95 100 105 1Q2020 1Q2021 1Q2022 1Q2023 90 95 100 105 1Q2020 1Q2021 1Q2022 1Q2023 56% 44% 90 95 100 105 1Q2020 1Q2021 1Q2022 1Q2023 48% 52% Recovery period in routes to/from 4Q – 2022 + 1 year Recovery Period Blended GDP Uruguay GDP Originating country GDP 71% 29% 75% 25% Considering the loss of passenger confidence, an additional one year period is considered on top of the economic recovery to estimate the recovery period

Traffic forecast

It is estimated that, once the economy and passenger confidence recover, traffic will reach 89-99% of pre-COVID levels, depending on the country

Recovery level

Estimated level of recovery of air markets served by MVD

In order to calculate the loss of traffic, the share of business traffic in each market pair was analysed:
- **Business traffic:** the digitalisation of companies and the normalization of the use of technology for business meetings or even conferences and conventions will significantly reduce this traffic segment

Parameters for the calculation of the business traffic segment loss

Routes to/from	Share of business traffic	Loss of business traffic	Estimated recovery level
	9%	36% Based on industry survey	97%
	31%		89%
	11%		96%
	4%		99%
	4%		99%
Others	6%		98%

Source: Idea WorksCompany, CAAP statistics, ALG Analysis

75

ALG

76 Route example: based on the parameters defined for Aerolineas Argentinas' route to Buenos Aires-AEP, pre-COVID traffic levels are expected to be reached after 2024 Traffic forecast Example of a route recovery projection: Aerolíneas Argentinas-AEP (‘000 Pax) Reopening of the route Recovery Profile Recovery level Recovery Period Sep 2021 L Dec 2022 + 1 year 89% A slow recovery is expected, as it is an international route and also due to the aggravation of the pandemic in view of the second wave The recovery of the macroeconomic conditions on this route (blended GDP) is expected in the end of 2022 + 1 year to recover passenger confidence Loss of 11% of total traffic (36% loss of business passengers representing 31% of the total traffic) According to data from OAG, the route is planned to reopen in September 2021 2019 2020 2022 2021 2023 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q Traffic compared to 2019 100% 100% 100% 100% 67% 0% 0% 0% 0% 0% 2% 13% 24% 33% 43% 52% 63% 71% 80% 88% 91% 91% 91% 91% Annual traffic (kpax) 199 27 8 76 148 177 2024 % vs pre-COVID situation per Quarter Source: ALG Analysis Example

Traffic forecast

The parameters of the traffic recovery curve are defined for each route of the airlines operating in MVD

Parameters used for recovery forecasts by route

Routes still to be reopen

Airline	Airport/Country	Main flow	Initial point	Route recovery	Final recovery	Profile
Copa Airlines	PTY - Panama	Uruguay-Others	may/21	feb/23	98%	U
LATAM	SCL - Chile	Uruguay-Chile	may/21	mar/23	96%	L
LATAM	GRU - Brazil	Uruguay-Brazil	may/21	aug/23	97%	L
LATAM	GIG - Brazil	Uruguay-Brazil	dec/21	aug/23	97%	L
Aerolíneas Argentinas	AEP - Argentina	Uruguay-Argentina	sep/21	dec/23	89%	L
Aerolíneas Argentinas	EZE – Argentina	Uruguay-Argentina	sep/21	dec/23	89%	L
amaszonas	ASU - Paraguay	Uruguay-Others	-	-	Absorbed by Paranair or a new airline	
amaszonas	AEP - Argentina	Uruguay-Argentina	dec/21	dec/23	89%	L
GOL	GRU - Brazil	Uruguay-Brazil	oct/21	aug/23	97%	L
GOL	GIG - Brazil	Uruguay-Brazil	jul/21	aug/23	97%	L
GOL	REC - Brazil	Uruguay-Brazil	jan/22	aug/23	97%	L
Avianca	LIM - Peru	Uruguay-Others	-	-	Probably absorbed by LATAM	
Avianca	BOG - Colombia	Uruguay-Others	may/21	mar/23	98%	L
Paranair	ASU - Paraguay	Uruguay-Others	may/21	mar/23	98%	L
IBERIA	MAD - Spain	Uruguay-Spain	may/21	oct/23	99%	L
Azul	POA - Brazil	Uruguay-Brazil	dec/21	aug/23	97%	L
EASTERN	MIA - USA	Uruguay-USA	may/21	feb/23	99%	U
AirEuropa	MAD - Spain	Uruguay-Spain	may/21	oct/23	99%	L
SKY	SCL – Chile	Uruguay-Chile	dec/21	mar/23	96%	L
LATAM	LIM - Peru	Uruguay-Others	jul/21	mar/23	98%	L

Source: OAG Schedules, ALG Analysis, CAPA

77

ALG

78 After a 74% drop in 2020, traffic is expected to gradually recover to pre-COVID (2019) annual passenger volumes by 2024 Traffic forecast (‘000 Pax) 2019 2020 2022 2021 2023 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q Traffic compared to 2019 100% 100% 100% 100% 86% 1% 4% 10% 8% 11% 22% 31% 41% 53% 66% 77% 87% 96% 103% 106% 102% 104% 107% 108% Annual traffic (Mpax) 1.99 0.52 0.35 1.18 1.94 2.10 Growth vs. 2019 --74% -82% -41% -3% 5% 2024 MVD's international traffic recovery projection results MVD's international traffic recovery projection (Monthly passengers, 2019-2024) Source: ALG Analysis % vs pre-COVID situation per Quarter

79 2,0 0,5 0,4 1,2 1,9 2,1 2,2 2,3 2,3 2,4 2,5 2,5 2,6 2,7 2,7 2,8 2,9 3,0 3,0 3,1 3,2 3,2 3,3 3,4 3,5 3,6 3,6 3,7 3,8 3,9 3,9 4,0 4,1 4,2 4,3 0,4 1,2 1,8 1,9 2,0 2,0 2,1 2,2 2,2 2,3 2,4 2,4 2,5 2,6 2,6 2,7 2,7 2,8 2,8 2,9 2,9 3,0 3,1 3,1 3,2 3,2 3,3 3,4 3,4 3,5 3,6 3,7 3,7 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048 2049 2050 2051 2052 2053 Period projected through bottom-up Traffic is expected to recover 2019 levels in 2024 and to reach 2.5 Mpax in 2030 Traffic forecast Source: Corporacion, OAG, ALG analysis Historic MVD traffic projection (Mpax, 2019-2053) Uruguay-Brazil Uruguay-Argentina Uruguay-USA Uruguay-Chile Uruguay-Spain Uruguay-Other CAGR ‘19-’25 CAGR ‘25-’30 CAGR ‘19-’30 CAGR ‘19-’53 Uruguay-Brazil 0.8% 2.9% 1.7% 2.0% Uruguay-Argentina 1.6% 3.1% 2.2% 2.4% Uruguay-USA 1.9% 2.5% 2.2% 2.2% Uruguay-Chile 1.8% 2.6% 2.2% 2.2% Uruguay-Spain 1.9% 3.0% 2.4% 2.3% Other 2.3% 3.2% 2.7% 2.6% Total O&D Int 1.2% 3.0% 2.0% 2.2% Conn Int Int 1.2% 3.0% 2.0% 2.3% Domestic - 2.0% -- Total Traffic 1.4% 2.9% 2.1% 2.2% Int-int 2019 connections kept constant during the analysed period Total – Corporacion CAGR 25-30 30-53 3.0% 2.1% Int-int Domestic Transit passengers counted only once

80 Upside and downside scenarios are defined considering differences in the airlines’ strategy, economic development and COVID recovery Traffic forecast Source: ALG analysis Benchmark of yield in Latin American routes (cent.USD/Km) LCC have 25% lower yield in average than FSNC LCC penetration: Increase of 10% LCC penetration in 10 years with a yield reduction of 25% for LCC fares and an elasticity of -1 (IATA benchmarks) South-cone regional hub: The model assumes the operation of a regional hub starting in 2024 after the COVID recovery (int-int connections in the South-cone). The number of transit passengers is estimated bottom-up targeting a total amount of 20% of connections in the airport COVID recovery optimistic scenario: 2019 passenger volumes will be recovered 6 months after economic recovery and a 15% loss of business passengers was considered (vs. 36% in the base case) Economic stagnation: GDP growth assumed to be 20% lower COVID recovery pessimistic scenario: Passenger confidence only recovered after one year and a half of the economy recovery and a 40% loss of business passengers was considered (vs. 36% in the base case) Distance (km) Upside Downside Main assumptions

81 0,4 1,2 1,8 1,9 2,0 2,0 2,1 2,2 2,2 2,3 2,4 2,4 2,5 2,6 2,6 2,7 2,7 2,8 2,8 2,9 2,9 3,0 3,1 3,1 3,2 3,2 3,3 3,4 3,4 3,5 3,6 3,7 3,7 2,0 0,5 0,4 1,2 1,9 2,1 2,2 2,3 2,3 2,4 2,5 2,5 2,6 2,7 2,7 2,8 2,9 3,0 3,0 3,1 3,2 3,2 3,3 3,4 3,5 3,5 3,6 3,7 3,8 3,8 3,9 4,0 4,1 4,2 4,3 0,4 1,5 2,1 2,2 2,4 2,6 2,7 2,8 2,9 3,0 3,1 3,1 3,2 3,3 3,4 3,5 3,6 3,6 3,7 3,8 3,9 4,0 4,1 4,1 4,2 4,3 4,4 4,5 4,6 4,7 4,8 4,9 5,0 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048 2049 2050 2051 2052 2053 Corporacion ALG Base ALG Upside ALG Downside Period projected through bottom-up analysis The base scenario results in 2.5 Mpax in 2030, while the upside scenario has a surplus of +0.5 Mpax and the downside has a shortage of -0.1 Mpax in the same year Traffic forecast Source: Corporacion, OAG, ALG analysis Historic MVD traffic projection (Mpax, 2019-2053) CAGR ‘19-’25 CAGR ‘25-’30 CAGR ‘19-’30 CAGR ‘19-’53 ALG Base 1.6% 2.9% 2.2% 2.3% ALG Upside 2.9% 4.6% 3.7% 2.7% ALG Downside 1.0% 2.5% 1.6% 1.8% Corporación América - 3.0% -- Int-int 2019 connections kept constant during the analysed period for the base and downside scenario Transit passengers counted only once

CHAPTER 5 Executive Summary Uruguay’s air transport market overview Montevideo airport International traffic Domestic traffic Passengers forecast Cargo forecast ATMs forecast Design parameters forecast Conclusions

83 Cargo volume handled in MVD has remained stagnated during the last decade (CAGR of 0.8% from 2011 to 2019) Cargo forecast Cargo Evolution in MVD (Mton) 16,4 18,8 19,1 18,5 16,5 17,2 16,2 16,1 19,3 16,6 11,0 12,4 12,9 12,2 10,9 11,8 12,1 11,4 9,8 12,3 27,4 31,1 32,0 30,7 27,4 29,0 28,2 27,5 29,1 28,9 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 CAGR ‘11-’19 Exports Imports Total -1.5% 2.1% 0.8% –During the last decade, imports share in cargo movement in MVD remained between 60-70% of the total, with variations year on year –Cargo imports decreased 14% in 2020 when compared to 2019, while cargo exports grew 25% +25% -14% 66% 34% 29.1 Mton 2019 57% 43% 28.9 Mton 2020 Source: CAAP, ALG Analysis Cargo share by type – 2019- 2020 (Mton)

84 LATAM and Avianca are the main players serving air cargo demand to/from Uruguay Cargo forecast 16,4 18,8 19,1 18,5 16,5 17,2 16,2 16,1 19,3 2011 2012 2013 2014 2015 2016 2017 2018 2019 Outros Pluna Airclass Avianca Gol Iberia American Airlines Lufthansa Aerolineas Argentinas Latam Cargo Imports (Mton) 11,0 12,4 12,9 12,2 10,9 11,8 12,1 11,4 9,8 2011 2012 2013 2014 2015 2016 2017 2018 2019 Outros Pluna Airclass Avianca Gol Iberia American Airlines Lufthansa Aerolineas Argentinas Latam Cargo Exports (Mton) Source: DINACIA, CAAP, ALG Analysis CAGR ‘11-’19: 2.1% CAGR ‘11-’19 -1.5% –LATAM represented 35% of the total cargo import volume in 2019 –Avianca, including TACA Airlines and Tampa Cargo operations, grew at a CAGR of 23% between 2011 and 2019, being the second main airline 35% 16% 12% 9% 9% 7% 12% 19.3 Mton 2019 Others 17% 18% 12% 5% 15% 12% 20% 9.8 Mton 2019 Others

85 Freighters transported 60% of the cargo volume handled in 2019, with LATAM accounting for 37% o the total cargo Cargo forecast 40% 60% 29.1 kton 2019 Freighters 37% 27% 20% 13% 4% 17.5 kton Freighters 2019 Others With an increase of international connectivity, an increase of belly cargo share is expected in line with global trends Belly commercial aviation 6 7 2018 2019 Freighter -Cargo volume/ATM (ton/ATM) 0,7 0,7 2018 2019 Belly freight - Cargo volume/ATM (ton/ATM) 30% 23% 17% 13% 12% 5% 11.7 Kton Commercial 2019 Others

86 Top-down projection of cargo in the medium and long term Bottom-up projection of post-COVID cargo recovery Previsión de los parámetros de diseño Cargo volume Tráfico BHR Estudio de capacidad de la infraestructura Revisión del Plan de inversiones The top-down projections are based on a regression analyses applied to two cargo segments Cargo forecast Methodology for the projection of cargo recovery after the COVID-19 crisis Imports Exports To carry out the projections, cargo was divided into 2 segments: imports and exports Methodology references for cargo

Cargo forecast

The methodology selected for the top-down projection is a linear regression model

Projection models used

Linear regression (LR) model

✓ Preferred model

$$Pax = m_1 \cdot V_1 + m_2 \cdot V_2 + ... + m_n \cdot V_n + b$$

V: Descriptive variables
m: Regression coefficients
b: Intersection with axis

Key elements

The regression is validated with statistical parameters:

Statistical	Valid	Description
R^2	> 85%	Determine the quality of the model to replicate the results
R^2 Adjusted	> 85%	Measures the same as R^2, used in multiple regression
P-value	< 0.05	Validate the contribution of each variable in the model
Significance F	< 0.01	Indicates the probability that the regression does not explain the variation of the independent variable

- The coefficients are estimated through the regression model and the variables are projected for the projection of cargo traffic. **If no statistically relevant combination of variables is found, an elasticity model is applied**

Empirical elasticities model

$$\Delta Pax = \varepsilon_1 \cdot \Delta V_1 + \varepsilon_2 \cdot \Delta V_2 + ... + \varepsilon_n \cdot \Delta V_n$$

V: Descriptive variables
ε: Empirical elasticities

Key elements

- The historical growth of cargo is explained by the variation of the chosen variables and empirical elasticities
- Typically applied to GDP for a particular market, elasticity relates GDP growth to traffic growth
- For projections, the historical values obtained are used, as well as empirical values based on different sources (market, IATA, etc.)
- In the long term, the regression model can be replaced by an elasticity model **to reflect a greater maturity of the market**

Source: ALG analysis

87

88 The GDP of the country is selected as the main driver; ForEx (exchange rate) is not included due to low statistical significance Cargo forecast Main descriptive variable Trade with international partners encourages air cargo traffic, both O&D and hub airport connections With the devaluation of the local currency, foreign currencies are strengthened, and exports are stimulated because they become less costly Population reflects the country's development and represents the volume of people who have direct access to air transport Airlines complement their network of pax services by transporting not captured cargo in aircraft’s belly Aircraft capacity is a fundamental driver in relation to the cargo captured in the belly and occupancy factors that make the operation of cargo airlines profitable Fuel represents the bulk of OpEx for airlines. Thus, tariffs are directly related to Brent prices. Evolution of GDP reflects the country's economic development and the wealth levels of its citizens and economic sectors Pros –Usually correlates extremely well Cons –Projections are not available –Already included in the definition of GDP (trade balance) Pros –Tends to correlate well with international cargo Cons –Volatile projections –Different impacts for import and export Pros –Available projections –Tends to correlate well with domestic traffic Cons –Can inter-correlate with GDPs Pros –Good correlation between cargo transported in belly and capacity offered by airlines Cons –No projections available; usually a supply analysis is done to adjust macro trends. Pros –Good correlation factors with cargo Cons –No projections available; usually airline fleet analysis is done to adjust a macro trend Pros –Available projections –Usually correlates well with cargo –Cons –Volatile projections –Hard to find a good correlation Pros –Robust projections are available –Usually correlates very well Cons –May have limitations for smaller markets Trade ForEx (non USD markets) Population Belly freight Airline fleet Oil Prices Country GDP Related to economy Industry related Relationship with air traffic Pros & Cons for Air Traffic Projection Elasticity (Positive / Negative) No selected (did not shown statistical significance)

89 R² = 93.6% Uruguay’s imports and exports flows are correlated with Uruguay’s GDP, resulting in significant statistical results Cargo forecast 0 50 100 150 200 250 55 65 75 85 95 Selected variable (base 100) 100% 0 50 100 150 200 250 50 60 70 80 90 100 Selected variable (base 100) R² = 84.7% GDP Exports - Uruguay Import - Uruguay Uruguay Exports (kton) Imports (kton) Sources: ALG analysis 1,2 1,1 0,0 0,5 1,0 1,5 2,0 0,9 0,9 0,0 0,5 1,0 1,5 2,0 Correlation Limited Exports – Resulting elasticity Imports – Resulting elasticity Resulting elasticities from the regression decrease over time, in line with the increase in market maturity 100% GDP Uruguay Resulting elasticity is corrected and kept constant, in line with expected global trend (0.5 - 1.0) Selected variable Selected variable

90 – Globally, the air cargo is moving towards a 1/1 elasticity growth between economy and air cargo – The reduction of annual growth rates and elasticity reflects the maturity of the air cargo market – Sales of freighter aircraft are forecasted to grow at 2.8% according to Airbus & Boeing in line with the global economic development (measured in GDP) – Air transport retains certain captive customer segments, such as pharma, high-tech, jewelry, and in general high- specific-value-good, while perishables are finding their way into other transport modals Resulting elasticities are in line with global air cargo trend, tending towards 0.5 – 1.0 in the long-term Cargo forecast World air cargo traffic elasticity Source: Boeing World Air Cargo Forecast, World Bank data 0,0 1,0 2,0 3,0 4,0 5,0 6,0 1986 1993 2000 2007 2014 2021 2028 2035 2042 2049 Historical elasticities between air cargo demand and world GDP progressively reducing during last decades Elasticities are tending towards 1.0 - 0.5 in the mid- and long-term Elasticity of world air cargo growth in FPK to global GDP growth

91 Short term cargo forecast is adjusted considering a V-shaped recovery profile reaching 100% of the pre-COVID cargo volume after Uruguay’s GDP recovers since there are no behavioral aspects involved Cargo forecast 2019 2020 2022 2021 2023 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q Cargo vs. 2019 100% 100% 100% 100% 105% 122% 86% 84% 97% 86% 76% 86% 94% 99% 100% 100% 103% 103% 103% 103% 106% 106% 106% 106% Annual cargo (kton) 29.1 28.9 25.0 28.7 30.0 30.9 2024 Starting Point Recovery profile Recovery Level Recovery Period Cargo Bottom-up May 2021 V 3Q - 2022 100% Cargo recovery profile (kton): - The same recovery model was applied to cargo, considering a V-shaped recovery since passenger confidence aspects are not applicable - In addition, it was assumed that cargo will reach 100% of pre-pandemic volumes by the time macroeconomic conditions return to pre COVID- 19 levels Cargo is expected to recover in 2022

92 19 17 16 19 20 21 21 22 23 23 24 25 26 26 27 28 28 29 30 30 31 32 33 33 34 35 36 36 37 38 39 40 41 41 42 10 12 9 10 10 10 10 11 11 11 11 12 12 12 12 12 13 13 13 13 14 14 14 14 15 15 15 15 15 16 16 16 16 17 17 29 29 25 29 30 31 32 33 34 35 35 36 37 38 39 40 41 42 43 44 45 46 47 48 49 50 51 52 53 54 55 56 57 58 59 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048 2049 2050 2051 2052 2053 Cargo volume is expected to recover in 2022, and to reach 36 kton in 2030 Cargo forecast Source: Corporacion, OAG, ALG analysis Historic Cargo projection (kton, 2019-2053) Imports Exports CAGR ‘19-’25 CAGR ‘25-’30 CAGR ‘19-’30 CAGR ‘19-’53 Imports 1.7% 2.9% 2.3% 2.3% Exports 1.2% 2.0% 1.5% 1.6% TOTAL 1.5% 2.6% 2.0% 2.1% Period projected through bottom-up analysis Total – Corporación América CAGR 25-30 30-53 2.3% 2.3%

CHAPTER 6 Executive Summary Uruguay’s air transport market overview Montevideo airport International traffic Domestic traffic Passengers forecast Cargo forecast ATMs forecast Design parameters forecast Conclusions

ATMs forecast

ATMs forecast considers three categories: commercial traffic operations, freighters and general aviation

Commercial traffic

- The projected pax/ATM ratio is based on the fleet replacement and expansion plans of the airlines operating in MVD, which defines the number of seats/ATM, and on the expected evolution of the aircraft load factor
- Medium range routes are already served by narrow-bodies, only long-haul routes to/from MVD are served by wide-bodies ➔ No major changes in the fleet size are expected in the long term
- LF in Uruguay is expected to slightly increase year on year tending towards ~85% in line with international benchmarks
- The analysis is carried out by airline. Once the pax/ATM ratio of each airline is calculated, the number of ATMs per airline is obtained

Freigthers

- Based on the historic freighter ATMs and the average capacity of these aircraft, the distribution of cargo carried by cargo aircraft and in the belly of commercial aircraft is obtained
- Belly cargo per tone is assumed to remain constant, and total belly cargo transported is assumed to follow the commercial ATMs growth trend
- Ton/ATM of freighter is expected to smoothly grow at 2.0%
- Potential for new freighter flights is calculated considering the remaining cargo demand

General Aviation

- The projection of general aviation ATMs was based on general aviation historical and expected behaviour in LatAm, estimated at around ~1% CAGR

ATM: Air Traffic Movement, corresponds to a take-off or a landing

94

ALG

95 17 4 4 10 16 17 18 18 19 19 20 20 21 21 22 22 23 23 24 24 25 25 26 26 27 27 28 28 29 30 30 31 31 32 33 2 2 2 2 2 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 2 2 2 2 2 2 2 2 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 22 9 8 15 21 23 24 24 25 25 26 26 27 27 28 29 29 30 30 31 32 32 33 33 34 34 35 36 36 37 38 38 39 39 40 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048 2049 2050 2051 2052 2053 Annual ATMs are expected to recover pre-COVID levels in 2024 and to reach 26 kATMs in 2030 ATMs forecast Source: Corporacion, OAG, ALG analysis Historic ATMs forecast (#kATMs, 2019-2053) Commercial aviation General Aviation CAGR ‘19-’25 CAGR ‘25-’30 CAGR ‘19-’30 CAGR ‘19-’53 Commercial Aviation 1.2% 2.5% 1.8% 2.0% General Aviation 1.0% 1.0% 1.0% 1.0% Freighters -0.2% 0.7% 0.2% 0.2% Dom ---- TOTAL 1.7% 2.1% 1.8% 1.9% Period projected through bottom-up analysis Freigthers Total – Corporación América CAGR 25-30 30-53 3.0% 2.1% Dom

CHAPTER 7 Executive Summary Uruguay’s air transport market overview Montevideo airport International traffic Domestic traffic Passengers forecast Cargo forecast ATMs forecast Design parameters forecast (Commercial Aviation) Conclusions

97 Based on the annual traffic forecast in MVD, design parameters (ATM/h, PHP and Stands) are projected Design parameters forecast Reference methodologies Top-down projection of traffic in the medium and long term Bottom-up projection of post- COVID traffic recovery Forecast of design parameters Methodology of the different blocks of the project Annual traffic Peak Traffic * The projection of the recovery of traffic after the COVID crisis will require a particularized methodological approach given that it is an exceptional situation Demand forecasts Output

Design parameters forecast

Design parameters are calculated based on MVD traffic projections and according to industry standards and ICAO methodology

Design Parameter	Definition	Selection criteria and forecast methodology
Annual traffic (Pax & ATMs)	– Annual traffic is the main driver for projecting peak hour demand – The peak hour traffic vs. annual traffic ratio decreases as the airport's air traffic volume increases	– Annual passenger and ATM forecasts
PHP	– **Peak hour passengers (PHP)** is defined as the **number of passengers occupying the terminal simultaneously** during the peak hour (rolling) – It is the **main factor in determining the capacity of the terminal,** ground accesses and car parking – PHP is evaluated separately for departures, arrivals, domestic and international	– International Civil Aviation Organization (ICAO) defines the peak passenger hour as the **30th busiest block hour of the year.** The day containing that hour is defined as the **Design Day** – **Peak hour**: the busiest hour (rolling) of the Design Day – **Projection**: PHP is projected considering the relation of annual passenger vs. PHP of different airports – For MVD, only international traffic was considered ICAO
ATM/h (commercial aviation)*	– Peak hour ATM is defined as the number of takeoffs and landings that take place during the peak hour (Rolling) at the airport. – It is the **main factor considered for the airfield design** (runway and taxiways)	– In the air transport industry, the Design Day of peak ATM/h is commonly chosen considering the hour representing the higher number of movements regarding 95-98% of the hourly movements at the airport during the year – **Peak hour:** hour (rolling) with maximum number of operations during the selected Design Day – **Projection**: the peak ATM/h is projected considering the relation of annual ATMs vs. ATMs/h of different airports Sector Standard
Stands	– The peak demand for parking stands is the total number of aircraft parking/grounded at the airport at any given time – It is the main parameter for apron design	– **Design day:** same Design Day as the one selected for the ATM/h peak – **Peak hour:** hour (Rolling) with most stands occupied simultaneously – **Projection:** growth based on the growth of ATM/h Sector Standard

Source: IATA ADRM 10th edition, ICAO Airport Planning Doc

*ATMs/h projected only for commercial aviation, since there was no available data for General Aviation and freighters

98

ALG

99 The design day defined for international traffic presented a peak of 893 pax in 2019 Design parameters forecast - PHP 0 200 400 600 800 1.000 1.200 0:00 1:00 2:00 3:00 4:00 5:00 6:00 7:00 8:00 9:00 10:00 11:00 12:00 13:00 14:00 15:00 16:00 17:00 18:00 19:00 20:00 21:00 22:00 23:00 Arrivals Int'l Departures Int'l Pax/h – During the 2019 design day, 846 international passengers used the terminal simultaneously during the peak hour – Throughout the same day international passengers in the arrival and departure direction peaked at 482 and 524 respectively Source:, OAG, ALG Analysis Departures International Rolling of 5 minutes 11:05 - 11:25 893 Pax PHP 524 PHP International – Design day: 01-31-2019 (Pax/h) Total International 893 Arrivals International 482 – The design day has been calculated based on the available seats per operation (according to the aircraft model) and an estimated occupancy factor by month (pax/seats offered) has been applied for the peak day 0 300 600 900 1200 1 15 29 43 57 71 85 99 113 127 141 155 169 183 197 211 225 239 253 267 281 295 309 323 337 351 365 Design day - PHP (2019) 30th busiest hour jan/19 feb/19 mar/19 apr/19 may/19 jun/19 jul/19 aug/19 sep/19 out/19 nov/19 dec/19 81% 83% 81% 83% 82% 81% 80% 81% 83% 79% 78% 77% LF

100 PHP Departure Internacional (‘19-’53) PHP Total (Arrivals + Departures) Internacional (‘19-’53) Annual traffic (Mpax) Annual traffic (Mpax) PHP In 2030, international PHP is expected to reach 1,008 pax in total, with an arrivals peak of 583 pax and departures peak of 636 pax 2019: 893 PHP 2053: 1.438 PHP 2053: 970 PHP 2019: 524 PHP 2053: 899 PHP 2019: 482 PHP Source: ALG Analysis Design parameters forecast - PHP Annual traffic (Mpax) Initial values of total PHP (Arrivals +Departures) are slightly above the benchmark trend, however when analysed separately, PHP departures and arrivals are in line with the benchmark PHP Arrival Internacional (‘19-’53) 2019 2030 2040 893 1008 1184 TOTAL PHP 2021 291 2019 2030 2040 524 636 780 Departures PHP 2021 123 2019 2030 2040 482 583 717 Arrivals PHP 2021 112 2021: 123 PHP 2021: 291 PHP 2021: 112 PHP 2020 2020 2053 899 2053 970 2053 1438

101 0 1 2 3 4 5 6 7 8 0:00 1:00 2:00 3:00 4:00 5:00 6:00 7:00 8:00 9:00 10:00 11:00 12:00 13:00 14:00 15:00 16:00 17:00 18:00 19:00 20:00 21:00 22:00 23:00 Type C Type D + E The projected ATM/h in MVD is expected to grow from 6 ATM/h recorded in 2019 to 7 ATM/h in 2025 Design parameters forecast – ATM/h ATM/h Profile during Design Day – Commercial passengers aircraft (ATM/h; 01-31-2019) Total 6 ATMs ATM/h Forecast 6 2 2 4 6 6 7 7 7 7 7 7 7 7 8 8 8 8 8 8 8 8 9 9 9 9 9 9 9 10 10 10 10 10 10 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048 2049 2050 2051 2052 2053 Source: OAG Schedules, ALG Analysis Benchmark ATM/h ATM Annual (‘000) 2021 – The ATM profile is obtained from OAG Schedules database, based on local arrival and departures times – The profile is calculated based on a continuous 60-minute demand updated every 5 minutes – Each 5-minute interval of the day presents the sum of the ATMs for the next 60 minutes ATM/h – Commercial passengers aircraft

Design parameters forecast - Stands

The starting point for projecting the hourly apron profile is estimated based on 2019 selected Design Day profile (in line with PHP Design Day)

- **Dynamic stands demand:** generated by aircraft whose passenger boarding and departing processes are consecutive and occur within a 3-hour interval
- **Static stands demand:** originated from aircraft whose boarding and departing processes are temporally separated (e.g. overnight aircraft) or with turnaround longer than 3 hours
- The peak of April 25th was analysed in order to obtain the peak of simultaneous aircrafts code D/E
- **The peak of January 31st was used to understand the total demand for C-equivalent stands in the airport**

Initial Stands Profile: Dynamic x Static – Commercial passenger aircraft



Dynamic C
Dynamic D+E
Static C
Static D+E
April 25th, 2019
*Equivalent to 8 stands C
4 stands C + 2 stands E
January 31st, 2019
9 stands C
0:00 1:00 2:00 3:00 4:00 5:00 6:00 7:00 8:00 9:00 10:00 11:00 12:00 13:00 14:00 15:00 16:00 17:00 18:00 19:00 20:00 21:00 22:00 23:00

Note: 1 stand type E is equivalent to 2 stands C

The peak demand for apron positions is 9 stands for type C

102

ALG

103 From 2025 to 2032, a peak of 10 stands simultaneously occupied is expected during the design day (type C equivalent) Design parameters forecast - Stands 13 C-equivalent stands are required in the airport in 2053, 10 of them are dynamic and 3 of them static Stands/h Peak - Distribution by aircraft code (‘19-’40) # Stands Source: ALG Analysis – The peak hour of Stands is projected based on the growth of ATMs/h peak and the proportion of operations per type of aircraft – By 2040, a peak of 11 stands (C-equivalent) at the peak hour of the design day is predicted – Code D/E stands were projected separately and are expected to reach 4 required stands during peak hour (Notice that Code D/E peak hour does not happen simultaneously with the total C equivalent stands design peak hour) 3 1 1 2 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 6 2 2 4 6 6 7 7 7 7 7 7 7 7 8 8 8 8 8 8 8 8 9 9 9 9 9 9 9 10 10 10 10 10 10 9 3 3 6 9 9 10 10 10 10 10 10 10 10 11 11 11 11 11 11 11 11 12 12 12 12 12 12 12 13 13 13 13 13 13 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048 2049 2050 2051 2052 2053 C-equivalent static (+3h) C-equivalent dynamic (<3 h) Code D/E stands (simultaneously)

104 2019 2021 2022 2023 2024 2025 2030 2040 2053 Total 2.1 0.3 1.2 1.9 2.1 2.2 2.5 3.2 4.3 Int* 2.1 0.3 1.2 1.9 2.0 2.1 2.4 3.1 4.2 Dom 0.01 0.02 0.03 0.03 0.04 Total 893 291 604 856 903 921 1008 1184 1438 ARR 482 123 310 471 503 516 583 717 899 DEP 524 112 344 516 549 564 636 780 970 Total 6 2 4 6 6 7 7 8 10 Total (C equivalent) 9 3 6 9 9 10 10 11 13 Dynamic 6 2 4 6 6 7 7 8 10 Static 3 1 2 3 3 3 3 3 3 By 2030, MVD is expected to reach a peak of 1,008 PHP Int’l, 7 ATM/h and 10 Stands/h during their respective peak hours Executive Summary Stands (Commercial passengers aircraft) ATM/h (Commercial passegners aircraft) PHP Annual Passenger traffic (MPax) Source: ALG Analysis Design Parameters -(‘19-’53) *Transit passengers included in the international traffic counted only once

CHAPTER 8 Executive Summary Uruguay’s air transport market overview Montevideo airport International traffic Domestic traffic Passengers forecast Cargo forecast ATMs forecast Design parameters forecast Conclusions

106 – Air transport in the country is almost exclusively international end-point demand, focused on serving main touristic and VFR international destinations – Main destinations (Brazil, Argentina, USA, Chile, Spain…) are more mature and well- established markets, expected to grow at smoother rates; other Latin American countries and destinations are expected to be more dynamic, as they are less consolidated destinations and touristic developing markets – Domestic air travel potential remains low due to the size of the country and the concentration of the population in Montevideo; there are no regular domestic routes in the country, but there is potential opportunity for the resumption of domestic regular services – The cease of Pluna in 2012 resulted in a significant loss of connectivity in the country, mainly due to the loss of the hub positioning of MVD; however, other airlines filled the gap proving the resilience of O&D demand in the country – There is significant potential to develop and stimulate international traffic and new routes; there is potential to increase international tourism in the country (extrinsic factor) and the presence of low-costs remains below other markets (intrinsic factor) Conclusions for the Uruguayan market Conclusions

107 – In the Base Case scenario, traffic is expected to recover 2019 annual volume in 2024 and to reach 2.5 Mpax by 2030 (2.2 Mpax in 2025) – In the downside scenario, the main risks affecting air traffic demand are economic stagnation and a slower recovery from the COVID-19 crisis – In the downside scenario, traffic reaches 2.4 Mpax in 2030 (2.1 Mpax in 2025) – In the upside scenario, the main opportunities for air traffic demand are the entry of a Low-Cost Carrier in MVD and the development of a regional south cone hub – In the upside scenario, traffic reaches 3.0 Mpax in 2030 (2.4 Mpax in 2025) – The potential upsides are more relevant for the airport demand than the impacts of a more pessimistic scenario – In the Base Case, cargo is expected to recover in 2022 and to reach 36 kton in 2030 – In the Base Case, commercial passengers ATMs are expected to reach 20 kATMs in 2030, with a peak of 7 ATM/h and need for 10 C-equivalent stands Conclusions focused on MVD Airport Conclusions Results described in the conclusions consider transit passengers counted only once, in line with Corporación América statistics

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